The impact of master netting arrangements and similar agreements on the Group's ability to offset financial assets and financial liabilities is disclosed in note 29.

Exposure to Credit Risk by Internal Rating Grades

Internal credit ratings are derived using methodologies generally consistent with those used by external agencies:

Investment grade: AAA - BBB

Non-investment grade: BB – CCC

Default: D

The table below presents gross carrying/ nominal amount by internal rating grade. All exposures subject to ECL are Stage 1, unless otherwise shown.

Group								
	Investment Grade							
31 December 2022	AAA	AA	A	BBB	Non-Investment Grade	Unrated[(1)] / Default	Total	Net of ECL
in $ millions								
Subject to ECL:								
Cash and short term deposit								
Stage 1	212	4,869	12,600	1,019	54	—	18,754	18,754
Stage 3	—	—	—	—	—	96	96	—
Loans and advances								
Stage 1	—	—	63	—	—	—	63	63
Trade and other receivables								
Stage 1	1,985	10,523	44,737	13,657	6,943	2,300	80,145	80,145
Stage 3	4	7	4	4	1	56	76	27
	2,201	**15,399**	**57,404**	**14,680**	**6,998**	**2,452**	**99,134**	**98,989**
Not subject to ECL:								
Trading financial assets - derivatives	4,700	18,765	155,134	57,802	14,629	46	251,076	251,076
Secured financing	712	28,513	81,530	15,278	3,732	14	129,779	129,779
Trade and other receivables	733	—	561	—	4	—	1,298	1,298
	6,145	**47,278**	**237,225**	**73,080**	**18,365**	**60**	**382,153**	**382,153**
Unrecognised financial instruments not subject to ECL:								
Unsettled securities purchased under agreements to resell	—	24,849	20,732	7,602	1,382	63	54,628	54,628
Loan commitments	—	1	—	—	14	—	15	15
	—	**24,850**	**20,732**	**7,602**	**1,396**	**63**	**54,643**	**54,643**

(1) For the unrated trade receivables, a lifetime ECL is calculated without considering whether SICR has occurred.

The Cash and short term deposit loss allowance as at 31 December 2022 is $96 million (31 December 2021: $nil) and Trade and other receivables loss allowance as at 31 December 2022 is $49 million (31 December 2021: $5 million). These loss allowances include $144 million of ECL related to cash and margin cash deposited with banks and exchanges in Russia.

	Group							
	Investment Grade							
31 December 2021	AAA	AA	A	BBB	Non-Investment Grade	Unrated[(1)]/ Default	Total	Net of ECL
in $ millions								
Subject to ECL:								
Cash and short term deposit								
Stage 1	6,516	9,272	11,831	852	61	—	28,532	28,532
Stage 3	—	—	—	—	—	—	—	—
Loans and advances								
Stage 1	—	—	67	—	—	—	67	67
Trade and other receivables								
Stage 1	1,544	5,203	47,597	12,139	8,536	3,016	78,035	78,035
Stage 3	2	2	2	7	—	26	39	34
	8,062	**14,477**	**59,497**	**12,998**	**8,597**	**3,042**	**106,673**	**106,668**
Not subject to ECL:								
Trading financial assets - derivatives	2,457	20,476	155,689	52,764	11,016	30	242,432	242,432
Secured financing	2,324	37,965	68,978	11,816	4,765	47	125,895	125,895
Trade and other receivables	—	—	445	—	545	3	993	993
	4,781	**58,441**	**225,112**	**64,580**	**16,326**	**80**	**369,320**	**369,320**
Unrecognised financial instruments not subject to ECL:								
Unsettled securities purchased under agreements to resell	—	26,419	1,374	5,295	1,405	—	34,493	34,493
Loan commitments	—	—	—	—	27	94	121	121
	—	**26,419**	**1,374**	**5,295**	**1,432**	**94**	**34,614**	**34,614**

(1) For the unrated trade receivables, a lifetime ECL is calculated without considering whether SICR has occurred.

	Company							
	Investment grade							
31 December 2022	AAA	AA	A	BBB	Non-Investment Grade	Unrated(1)/ Default	Total	Net of ECL
in $ millions								
Subject to ECL:								
Cash and short term deposit								
Stage 1	212	4,868	12,362	954	53	—	18,449	18,449
Stage 3	—	—	—	—	—	96	96	—
Loans and advances								
Stage 1	—	—	29	—	—	—	29	29
Trade and other receivables								
Stage 1	1,986	10,524	44,795	13,657	6,942	2,330	80,234	80,234
Stage 3	4	7	4	4	1	56	76	27
	2,202	**15,399**	**57,190**	**14,615**	**6,996**	**2,482**	**98,884**	**98,739**
Not subject to ECL:								
Trading financial assets - derivatives	4,700	18,766	155,138	57,803	14,629	46	251,082	251,082
Secured financing	712	28,513	81,330	15,278	3,732	14	129,579	129,579
Trade and other receivables	733	—	561	—	4	—	1,298	1,298
	6,145	**47,279**	**237,029**	**73,081**	**18,365**	**60**	**381,959**	**381,959**
Unrecognised financial instruments not subject to ECL:								
Unsettled securities purchased under agreements to resell	—	24,849	20,732	7,602	1,382	63	54,628	54,628
Loan commitments	—	1	—	—	14	—	15	15
	—	**24,850**	**20,732**	**7,602**	**1,396**	**63**	**54,643**	**54,643**

(1) For the unrated trade receivables, a lifetime ECL is calculated without considering whether SICR has occurred.

The Cash and short term deposit loss allowance as at 31 December 2022 is $96 million (31 December 2021 :$nil) and Trade and other receivables loss allowance as at 31 December 2022 is $49 million (31 December 2021: $5 million). These loss allowances include $144 million of ECL related to cash and margin cash deposited with banks and exchanges in Russia.

	Company							
		Investment grade						
31 December 2021	AAA	AA	A	BBB	Non-Investment Grade	Unrated(1)/ Default	Total	Net of ECL
in $ millions								
Subject to ECL:								
Cash and short term deposit								
Stage 1	6,516	9,272	11,577	792	61	—	28,218	28,218
Stage 3	—	—	—	—	—	—	—	—
Loans and advances								
Stage 1	—	—	26	—	—	—	26	26
Trade and other receivables								
Stage 1	1,544	5,203	47,690	12,139	8,536	2,998	78,110	78,110
Stage 3	2	2	2	7	—	26	39	34
Total subject to ECL	**8,062**	**14,477**	**59,295**	**12,938**	**8,597**	**3,024**	**106,393**	**106,388**
Not subject to ECL:								
Trading financial assets - derivatives	2,457	20,477	155,697	52,767	11,017	30	242,445	242,445
Secured financing	2,324	37,965	68,778	11,816	4,765	47	125,695	125,695
Trade and other receivables	—	—	445	—	545	3	993	993
	4,781	**58,442**	**224,920**	**64,583**	**16,327**	**80**	**369,133**	**369,133**
Total unrecognised financial instruments not subject to ECL:								
Unsettled securities purchased under agreements to resell	—	26,419	1,374	5,295	1,405	—	34,493	34,493
Loan commitments	—	—	—	—	27	94	121	121
	—	**26,419**	**1,374**	**5,295**	**1,432**	**94**	**34,614**	**34,614**

(1) For the unrated trade receivables, a lifetime ECL is calculated without considering whether SICR has occurred.

26.4 Liquidity Risk

Liquidity risk refers to the risk that the Group will be unable to finance its operations due to a loss of access to the capital markets or difficulty in liquidating its assets. Liquidity risk also encompasses the Group's ability to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern.

Additional information on liquidity risk management is presented in the Strategic Report and forms part of the audited financial statements.

26.4.1 Required Liquidity Framework

The Morgan Stanley Group's Liquidity Risk Management Framework is critical to helping ensure that the Group maintains sufficient liquidity reserves and durable funding sources to meet its daily obligations and to withstand unanticipated stress events. The core components of the Liquidity Risk Management Framework are the Required Liquidity Framework, which considers Liquidity Stress Tests and Liquidity Resources, and a comprehensive set of Liquidity and Funding limits.

The Required Liquidity Framework establishes the amount of liquidity the Company must hold in both normal and stressed environments to ensure that the entity's financial condition and overall soundness are not adversely affected by an inability (or perceived inability) to meet financial obligations in a timely manner. The Required Liquidity Framework ensures the entity holds sufficient liquidity to meet both the regulatory and internal stress test requirements at the legal entity level.

The Company's Liquidity Stress Tests model external and intercompany liquidity flows across multiple scenarios over a range of time horizons. These scenarios contain various combinations of idiosyncratic and systemic stress events of different severity and duration. The methodology, implementation, production and analysis of the

Liquidity Stress Tests are important components of the Liquidity Risk Management Framework.

The Company maintains sufficient Liquidity Resources to cover daily funding needs and to meet strategic liquidity targets sized by the Required Liquidity Framework and Liquidity Stress Tests. The total amount of Liquidity Resources is actively managed considering the following components: maturity profile, balance sheet size and composition; funding needs in a stressed environment, inclusive of contingent cash outflows; funding currency, collateral requirements and regulatory requirements.

26.4.2 Liquidity Limits

The Company has a comprehensive set of limits, Key Risk Indicators ("KRI") and targets to manage liquidity risk within the defined liquidity risk appetite. The Liquidity risk limit and KRI framework is owned by the Liquidity Risk Department ("LRD"), who then recommend and set the Company's liquidity risk limits and KRIs taking into consideration the capital structure, risk profile, complexity, activities and size. LRD maintains limits at various levels of governance structure to support linkages between overall risk tolerance, which is determined by the MSI Board, and more granular risk-taking decisions and activities. Liquidity limits are set to mitigate various risk drivers, e.g. Minimum Liquidity requirements, Minimum Cash requirements, Secured Funding, Unsecured funding, Prime Brokerage, Derivatives, foreign currency and Currency risk.

LRD ensures transparency of material liquidity risks, compliance with established risk limits and KRIs as well as escalation of risk concentrations to appropriate senior management. The liquidity risk metrics and limits are summarised in reports produced by LRD that are circulated to and discussed with the EMEA ALCO, ERC and the MSI Risk Committee as appropriate.

26.4.3 Maturity Analysis

In the following maturity analysis of financial liabilities, derivative contracts and other financial liabilities held as part of the Group and Company's trading activities are presented at fair value, consistent with how these financial liabilities are managed, and disclosed as on demand. Derivatives not held as part of the Group's trading activities and financial liabilities designated at fair value through profit or loss which contain an embedded derivative are disclosed according to their earliest contractual maturity; all such amounts are presented at their fair value, consistent with how these financial liabilities are managed. All other amounts represent undiscounted cash flows payable by the Group or Company arising from its financial liabilities to their earliest contractual maturities as at 31 December 2022 and 31 December 2021. Repayments of financial liabilities that are subject to immediate notice are treated as if notice were given immediately and are classified as on demand. This presentation is considered by the Group and Company to appropriately reflect the liquidity risk arising from those financial liabilities, and is consistent with how the liquidity risk on these financial liabilities is managed by the Group and Company.

in $ millions				Group			
31 December 2022	On demand	Less than 1 month	1 month - 3 months	3 months - 1 year	1 year - 5 years	Greater than 5 years	Total
Financial liabilities							
Bank loans and overdrafts	59	—	—	—	—	—	**59**
Trading financial liabilities:							
Derivatives	251,955	—	—	—	—	—	**251,955**
Other	46,735	—	—	—	—	—	**46,735**
Secured borrowing	61,359	15,794	5,031	9,786	2,480	31	**94,481**
Trade and other payables	95,990	—	—	209	494	57	**96,750**
Debt and other borrowings	1,753	305	3,920	2,496	31,778	9,706	**49,958**
Total financial liabilities	**457,851**	**16,099**	**8,951**	**12,491**	**34,752**	**9,794**	**539,938**
Guarantees	373	—	—	—	—	—	**373**
Loan commitments	15	—	—	—	—	—	**15**
Other commitments	26	—	—	—	—	—	**26**
Unsettled securities purchased under agreements to resell	33,777	19,833	10	1,008	—	—	**54,628**
Total unrecognised financial instruments	**34,191**	**19,833**	**10**	**1,008**	**—**	**—**	**55,042**

31 December 2021							
Financial liabilities							
Bank loans and overdrafts	48	—	—	—	—	—	**48**
Trading financial liabilities:							
Derivatives	247,518	—	—	—	—	—	**247,518**
Other	52,807	—	—	—	—	—	**52,807**
Secured borrowing	67,880	14,392	3,739	6,574	4,492	221	**97,298**
Trade and other payables	92,897	55	10	258	407	47	**93,674**
Debt and other borrowings	1,035	194	2,321	1,747	43,926	5,160	**54,383**
Total financial liabilities	**462,185**	**14,641**	**6,070**	**8,579**	**48,825**	**5,428**	**545,728**
Unrecognised financial instruments							
Guarantees	348	—	—	—	—	—	**348**
Loan commitments	121	—	—	—	—	—	**121**
Other commitments	37	—	—	—	—	—	**37**
Unsettled securities purchased under agreements to resell	32,922	1,227	—	345	—	—	**34,494**
Total unrecognised financial instruments	**33,428**	**1,227**	**—**	**345**	**—**	**—**	**35,000**

in $ millions				Company			
31 December 2022	On demand	Less than 1 month	1 month - 3 months	3 months - 1 year	1 year - 5 years	Greater than 5 years	Total
Financial liabilities							
Bank loans and overdrafts	59	—	—	—	—	—	**59**
Trading financial liabilities:							
Derivatives	251,955	—	—	—	—	—	**251,955**
Other	46,735	—	—	—	—	—	**46,735**
Secured borrowing	61,064	15,794	5,031	9,791	2,277	—	**93,957**
Trade and other payables	96,013	—	—	210	494	57	**96,774**
Debt and other borrowings	1,753	306	3,922	2,502	31,744	9,706	**49,933**
Total financial liabilities	**457,579**	**16,100**	**8,953**	**12,503**	**34,515**	**9,763**	**539,413**
Unrecognised financial instruments							
Guarantees	373	—	—	—	—	—	**373**
Loan commitments	15	—	—	—	—	—	**15**
Other commitments	26	—	—	—	—	—	**26**
Unsettled securities purchased under agreements to resell	33,777	19,833	10	1,008	—	—	**54,628**
Total unrecognised financial instruments	**34,191**	**19,833**	**10**	**1,008**	**—**	**—**	**55,042**
31 December 2021							
Financial liabilities							
Bank loans and overdrafts	48	—	—	—	—	—	**48**
Derivatives	247,518	—	—	—	—	—	**247,518**
Other	52,807	—	—	—	—	—	**52,807**
Secured borrowing	67,880	14,392	3,739	6,574	4,304	—	**96,889**
Trade and other payables	92,923	55	10	258	407	47	**93,700**
Debt and other borrowings	1,035	194	2,321	1,747	43,710	5,160	**54,167**
Total financial liabilities	**462,211**	**14,641**	**6,070**	**8,579**	**48,421**	**5,207**	**545,129**
Unrecognised financial instruments							
Guarantees	348	—	—	—	—	—	**348**
Loan commitments	121	—	—	—	—	—	**121**
Other commitments	37	—	—	—	—	—	**37**
Unsettled securities purchased under agreements to resell	32,922	1,227	—	345	—	—	**34,494**
Total unrecognised financial instruments	**33,428**	**1,227**	**—**	**345**	**—**	**—**	**35,000**

The Group does not expect that all of the cash flows associated with financial guarantees, letters of credits and loan commitments will be required.

26.5 Operational Risk

26.5.1 Risk Management and Measurement

The Group has implemented operational risk data and assessment systems to monitor and analyse internal and external operational risk events, to assess business environment and internal control factors and to perform scenario analysis. The collected data elements are incorporated in the operational risk capital model.

The model encompasses both quantitative and qualitative elements. Internal loss data and scenario analysis results are direct inputs to the capital model, while external operational incidents, business environment and internal control factors are evaluated as part of the scenario analysis process.

26.5.2 Risk Mitigation

The Group employs a variety of risk processes and mitigants to manage its operational risk exposures. These include a governance framework, a comprehensive risk management program and insurance. Operational risks and associated risk exposures are assessed relative

to the risk appetite established by the Board and are prioritised accordingly.

The breadth and variety of operational risks are such that the types of mitigating activities are wide-ranging. Examples of such activities include continuous enhancement of defences against cyber-attacks; use of legal agreements and contracts to transfer and/or limit operational risk exposures; due diligence; implementation of enhanced policies and procedures; exception management processing controls; and segregation of duties.

Operational Risk Management Framework requires, among other things, the proper recording and verification of a large number of transactions and events as set out in the policies and procedures. The Group's trading risk management strategies and techniques seek to balance the ability to profit from trading positions with exposure to potential losses.

Primary responsibility for the management of operational risk is with the business segments, the control groups and the business managers therein. The business managers maintain processes and controls designed to identify, assess, manage, mitigate and report operational risk. Each of the business segments has a designated operational risk coordinator. The operational risk coordinator regularly reviews operational risk issues and reports to the Group's senior management within each business. Each control group also has a designated operational risk coordinator and a forum for discussing operational risk matters with the Group's senior management. Oversight of operational risk is provided by the Operational Risk Oversight Committee, regional risk committees and senior management. In the event of a merger; joint venture; divestiture; reorganisation; or creation of a new legal entity, a new product or a business activity, operational risks are considered, and any necessary changes in processes or controls are implemented.

The Operational Risk Department provides independent oversight of operational risk and assesses, measures and monitors operational risk against appetite. The Operational Risk Department works with the business divisions and control groups to help ensure a transparent, consistent and comprehensive framework for managing operational risk within each area and across the Group.

The Operational Risk Department's scope includes oversight of technology risk, cybersecurity risk, information security risk, the fraud risk management and prevention program and the third party risk management (supplier and affiliate risk oversight and assessment) program. Furthermore, the Operational Risk Department supports the collection and reporting of operational risk incidents and the execution of operational risk assessments; provides the infrastructure needed for risk measurement and risk management; and ensures ongoing validation and verification of the Group's advanced measurement approach for operational risk capital.

26.5.3 Business Continuity Management and Disaster Recovery

The Fusion Resilience Centre's mission is to understand, prepare for, respond to, recover and learn from operational threats and incidents that impact the Morgan Stanley Group, from cyber and fraud to technology incidents, climate related events, terror attack, geopolitical unrest and pandemics. The Group's business continuity and disaster recovery programs are designed to provide assurance of business continuity in the event of disruptions impacting people, technology, facilities and third parties, and to comply with regulatory requirements. The key elements of these programs include crisis management, business continuity planning, disaster recovery, testing and verification, and process improvement. Business units within the Morgan Stanley Group maintain business continuity plans, including identifying processes and strategies to continue business critical processes during a business continuity incident. Business units also test the documented plans to provide a reasonable expectation that, during a business continuity incident, the business unit will be able to continue its critical business processes and limit the impact of the incident to the Morgan Stanley Group and its clients. Technical recovery plans are maintained for critical technology assets and detail the steps to be implemented to recover in the event of a disruption impacting the assets' primary location. Disaster recovery testing is performed to validate the recovery capability of these critical technology assets.

26.5.4 Third-party Risk Management

In connection with its ongoing operations, the Group utilises third party suppliers and

anticipates that such usage will continue and may increase in the future. These services include, for example, outsourced processing and support functions and consulting and other professional services. The Group's risk-based approach to managing exposure to these services includes the execution of due diligence, implementation of service level and other contractual agreements, consideration of operational risks and ongoing monitoring of 'third party suppliers' performance. The Group maintains a third party risk program which is designed to align with the Group's risk appetite and meet regulatory requirements. The program includes governance, policies, procedures, and enabling technology. The third-party risk program includes the adoption of risk management controls and practices throughout the third-party management lifecycle, to manage risk of service failure, risk of data loss and reputational risk, among others.

26.5.5 Cyber and Information Security Risk Management

The Group maintains a program that oversees its cyber and information security risks leveraging the Morgan Stanley Group wide cybersecurity and information security policies, procedures and technologies are designed to protect the Group's information assets against unauthorised disclosure, modification or misuse. These policies and procedures cover a broad range of areas, including: identification of internal and external threats, access control, data security, protective controls, detection of malicious or unauthorised activity, incident response and recovery planning.

A cyber-attack, an information or security breach or a technology failure could adversely affect the Morgan Stanley Group's ability to conduct business, manage exposure to risk or result in disclosure or misuse of confidential or proprietary information and otherwise adversely impact results of operations, liquidity and financial condition, as well as cause reputational harm.

The Group maintains a significant amount of personal information on customers, clients, employees and certain counterparties that it is required to protect under various data protection and privacy laws.

These laws may be in conflict with one another, or courts and regulators may interpret them in ways that the Group had not anticipated or that adversely affects its business.

Cybersecurity risks for financial institutions have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet, mobile telecommunications and cloud technologies to conduct financial transactions, and the increased sophistication and activities of organised crime, hackers, terrorists and other external extremist parties, including foreign state actors, in some circumstances as a means to promote political ends.

In addition to the growing sophistication of certain parties, the commoditisation of cyber tools which are able to be weaponised by less sophisticated actors has led to an increase in the exploitation of technological vulnerabilities. Further, foreign state actors have become more sophisticated over time, increasing the risk of such an attack. Any of these parties may also attempt to fraudulently induce employees, customers, clients, vendors or other third parties or users of Morgan Stanley Group systems.

Cybersecurity risks may also derive from human error, fraud or malice on the part of employees or third parties, including third party providers, or may result from accidental technological failure. These risks may have been heightened during the COVID-19 pandemic, which caused the majority of employees to work remotely during the pandemic and access Morgan Stanley secure networks through their home networks. As employees have started to return to the office, the reliance on accessing Morgan Stanley secure networks through home connections has reduced.

There is no guarantee that the measures the Morgan Stanley Group takes will provide absolute security or recoverability given the techniques used in cyber-attacks are complex and frequently change, and may not be able to be anticipated.

Like other financial services firms, the Morgan Stanley Group, its third party providers, and its clients continue to be the subject of unauthorised access attacks, mishandling or misuse of information, computer viruses or malware, and cyber-attacks.

Such events could cause interruptions or malfunctions in the Group's, its clients', employees', partners', vendors', counterparties' or third parties' operations, as well as the

unauthorised release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of the Group, its employees, its customers or of other third parties. Any of these events could result in reputational damage with the Group's clients and the market, client dissatisfaction, additional costs to the Group to maintain and update its operational and security systems and infrastructure, regulatory investigations, litigation or enforcement, or regulatory fines or penalties, any of which could adversely affect the Group's business, financial condition or results of operations.

Given the Morgan Stanley Group's global footprint and the high volume of transactions processed, the large number of clients, partners, vendors and counterparties with which it does business, and the increasing sophistication of cyber-attacks, an information or security breach could occur and persist for an extended period of time without detection.

The Group expects that any investigation of a cyber-attack would be inherently unpredictable and that it would take time before the completion of any investigation and before there is availability of full and reliable information. During such time, the Group would not necessarily know the extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, all or any of which would further increase the costs and consequences of a cyber-attack.

While many of the Morgan Stanley Group's agreements with partners and third party vendors include indemnification provisions, the Group may not be able to recover sufficiently, or at all, under such provisions to adequately offset any losses it may incur. In addition, although the Morgan Stanley Group maintains insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber and information security risks, such insurance coverage may be insufficient to cover all losses.

The Morgan Stanley Group continues to make investments with a view toward maintaining and enhancing its cybersecurity posture. The cost of managing cyber and information security risks and attacks along with complying with new, increasingly expansive, and evolving regulatory requirements could adversely affect the results of operations and business.

27. TRANSFERS OF FINANCIAL ASSETS, INCLUDING PLEDGES OF COLLATERAL

Transferred Financial Assets that are not Derecognised in Their Entirety

In the ordinary course of business, the Group and Company enter into various arrangements including selling securities under agreements to repurchase, purchasing securities under agreements to resell, securities borrowed and securities loaned to, amongst other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Group and Company's inventory positions.

The Group and Company pledges certain financial instruments to collateralise repurchase agreements and other securities financings. Pledged financial instruments that can be sold or repledged by the secured party are identified as trading financial instruments (pledged to various parties) in the statement of financial position. The Group and Company has determined that it retains substantially all the risks and rewards of these financial instruments including credit risk, settlement risk, country risk and market risk, and therefore has not derecognised them. In addition, it recognises a financial liability in respect of the consideration received.

Other financial assets transferred that continue to be recognised for accounting purposes include pledges of securities as collateral for derivative transactions or otherwise, as well as certain sales of securities with related transactions, such as derivatives, that result in the Group and Company retaining substantially all the risks and rewards of the financial assets transferred. In addition, the Group and Company recognise a financial liability in respect of the consideration received.

These transactions are generally conducted under standard agreements used by financial market participants and are undertaken with counterparties subject to the Group and Company's normal credit risk control processes. The resulting credit exposures are controlled by daily monitoring and collateralisation of the positions. The carrying amount of the associated financial liabilities related to financial assets transferred that continue to be recognised is $37,400 million (2021: $43,820 million).

The following table presents those financial assets which have been sold or otherwise

transferred, but which for accounting purposes remain recognised in the consolidated statement of financial position.

There was no difference between Company and Group in respect of the assets presented below at 31 December 2022 or 31 December 2021.

in $ millions	2022	2021
Trading financial assets		
Debt securities	18,868	20,438
Equity instruments	35,250	41,407
	54,118	**61,845**

28. FINANCIAL ASSETS ACCEPTED AS COLLATERAL

The Group and Company's policy is generally to take possession of securities received as collateral, securities purchased under agreements to resell and securities borrowed. The Group and Company monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralised. Where deemed appropriate, the Group and Company agreements with third parties specify its rights to request additional collateral. These transactions are generally conducted under standard documentation used by financial market participants.

The fair value of collateral accepted under these arrangements for Group and Company as at 31 December 2022 was $322,418 million (2021: $304,194 million). Of this amount $273,742 million (2021: $261,805 million) has been sold or repledged to third parties in connection with financing activities, or to comply with commitments under short sale transactions.

29. FINANCIAL ASSETS AND FINANCIAL LIABILITIES SUBJECT TO OFFSETTING

In order to manage credit exposure arising from its business activities, the Group and Company applies various credit risk management policies and procedures, see note 26 for further details. Primarily in connection with securities purchased under agreements to resell and securities sold under agreements to repurchase, securities borrowed and securities loaned transactions and derivative transactions, the Group and Company enter into master netting arrangements and collateral arrangements with their counterparties. These agreements provide the Group and Company with the right, in the ordinary course of business and/ or in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), to net a counterparty's rights and obligations under such agreement and, in the event of counterparty default, set off collateral held by the Group or Company against the net amount owed by the counterparty.

However, in certain circumstances, the Group and Company may not have such an agreement in place; the relevant insolvency regime (which is based on type of counterparty of the entity and the jurisdiction of organisation of the counterparty) may not support the enforceability of the agreement; or the Group and Company may not have sought legal advice to support the enforceability of the agreement.

In the statement of financial position, financial assets and financial liabilities are only offset and presented on a net basis where there is a current legally enforceable right to set off the recognised amounts and an intention to either settle on a net basis or to realise the asset and the liability simultaneously. In the absence of such conditions, financial assets and financial liabilities are presented on a gross basis.

The following tables present information about the offsetting of financial instruments and related collateral amounts. The tables do not include information about financial instruments that are subject only to a collateral agreement. The effect of master netting arrangements, collateral agreements and other credit enhancements, on the Group and Company's exposure to credit risk is disclosed in note 26.

NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2022

Group				Amounts not offset			Not subject to legally enforceable master netting agreement
				Collateralised by:			
in $ millions	Gross amounts	Amounts offset(1)(3)	Net amounts	Financial instruments	Cash collateral (2)	Net exposure(4)	
31 December 2022							
Secured Financing:							
Cash collateral on securities borrowed	22,999	(7,430)	15,569	(15,195)	—	374	39
Securities purchased under agreement to resell	174,929	(70,762)	104,167	(103,670)	—	497	125
Trading financial assets - derivatives	433,717	(182,641)	251,076	(210,029)	(30,850)	10,197	2,074
Total Assets	**631,645**	**(260,833)**	**370,812**	**(328,894)**	**(30,850)**	**11,068**	**2,238**
Secured borrowing:							
Cash collateral on securities loaned	33,242	(7,430)	25,812	(25,804)	—	8	—
Securities sold under agreement to repurchase	122,658	(70,762)	51,896	(51,623)	—	273	76
Trading financial liabilities - derivatives	429,972	(178,017)	251,955	(211,246)	(25,062)	15,647	2,600
Total Liabilities	**585,872**	**(256,209)**	**329,663**	**(288,673)**	**(25,062)**	**15,928**	**2,676**
31 December 2021							
Secured Financing:							
Cash collateral on securities borrowed	27,615	(8,255)	19,360	(18,953)	—	407	95
Securities purchased under agreement to resell	139,115	(48,819)	90,296	(89,402)	—	894	857
Trading financial assets - derivatives	319,019	(76,587)	242,432	(208,784)	(20,446)	13,202	2,398
Total Assets	**485,749**	**(133,661)**	**352,088**	**(317,139)**	**(20,446)**	**14,503**	**3,350**
Secured borrowing:							
Cash collateral on securities loaned	37,758	(8,255)	29,503	(29,492)	—	11	—
Securities sold under agreement to repurchase	93,366	(48,818)	44,548	(43,814)	—	734	641
Trading financial liabilities - derivatives	325,128	(77,610)	247,518	(205,666)	(30,488)	11,364	3,257
Total Liabilities	**456,252**	**(134,683)**	**321,569**	**(278,972)**	**(30,488)**	**12,109**	**3,898**

(1) Includes $11,196 million and $6,572 million (31 December 2021: $6,697 million and $7,720 million) of Trading financial assets – derivatives and Trading financial liabilities – derivatives, respectively, which have been offset against cash collateral received and cash collateral paid, respectively.

(2) Cash collateral not offset is recognised within Trade and other receivables and Trade and other payables.

(3) In addition to the balances disclosed in the table above, legally enforceable master netting agreements are in place for $1,810 million (31 December 2021: $1,170 million) of other secured financing and secured borrowing balances which are presented net in the statement of financial position, and for $0 million (31 December 2021: $197 million) of certain trade and other receivables and trade and other payables which are not presented net.

(4) Intercompany cross-product legally enforceable netting arrangements are in place which would allow for an additional $8,756 million (31 December 2021: $7,041 million) of the statement of financial position, to be offset in the ordinary course of business and/or in the event of default.

Company				Amounts not offset			
				Collateralised by:			Not subject to legally enforceable
in $ millions	Gross amounts	Amounts offset(1)(3)	Net amounts	Financial instruments	Cash collateral (2)	Net exposure(4)	master netting agreement
31 December 2022							
Secured Financing:							
Cash collateral on securities borrowed	22,999	(7,430)	15,569	(15,195)	—	374	39
Securities purchased under agreement to resell	174,729	(70,762)	103,967	(103,474)	—	493	125
Trading financial assets - derivatives	433,723	(182,641)	251,082	(210,034)	(30,850)	10,198	2,074
Total Assets	**631,451**	**(260,833)**	**370,618**	**(328,703)**	**(30,850)**	**11,065**	**2,238**
Secured borrowing:							
Cash collateral on securities loaned	33,242	(7,430)	25,812	(25,804)	—	8	—
Securities sold under agreement to repurchase	122,658	(70,762)	51,896	(51,623)	—	273	76
Trading financial liabilities - derivatives	429,972	(178,017)	251,955	(211,246)	(25,062)	15,647	2,600
Total Liabilities	**585,872**	**(256,209)**	**329,663**	**(288,673)**	**(25,062)**	**15,928**	**2,676**
31 December 2021							
Secured Financing:							
Cash collateral on securities borrowed	27,615	(8,255)	19,360	(18,953)	—	407	95
Securities purchased under agreement to resell	138,914	(48,818)	90,096	(89,201)	—	895	857
Trading financial assets - derivatives	319,032	(76,587)	242,445	(208,797)	(20,446)	13,202	2,398
Total Assets	**485,561**	**(133,660)**	**351,901**	**(316,951)**	**(20,446)**	**14,504**	**3,350**
Secured borrowing:							
Cash collateral on securities loaned	37,758	(8,255)	29,503	(29,492)	—	11	—
Securities sold under agreement to repurchase	93,366	(48,818)	44,548	(43,814)	—	734	641
Trading financial liabilities - derivatives	325,128	(77,610)	247,518	(205,666)	(30,488)	11,364	3,257
Total Liabilities	**456,252**	**(134,683)**	**321,569**	**(278,972)**	**(30,488)**	**12,109**	**3,898**

(1) Includes $11,196 million and $6,572 million (31 December 2021: $6,697 million and $7,720 million) of Trading financial assets – derivatives and Trading financial liabilities – derivatives, respectively, which have been offset against cash collateral received and cash collateral paid, respectively.
(2) Cash collateral not offset is recognised within Trade and other receivables and Trade and other payables.
(3) In addition to the balances disclosed in the table above, legally enforceable master netting agreements are in place for $1,810 million (31 December 2021: $1,170 million) of other secured financing and secured borrowing balances which are presented net in the statement of financial position, and for $0 million (31 December 2021: $197 million) of certain trade and other receivables and trade and other payables which are not presented net.
(4) Intercompany cross-product legally enforceable netting arrangements are in place which would allow for an additional $8,754 million (31 December 2021: $7,039 million) of the statement of financial position, to be offset in the ordinary course of business and/or in the event of default.

30. FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE

a. Financial Assets and Liabilities Recognised at Fair Value on a Recurring Basis

The following tables present the carrying value of the Group's financial assets and financial liabilities recognised at fair value on a recurring basis, classified according to the fair value hierarchy. At 31 December 2022 and 31 December 2021 there were no significant differences between Group and Company in respect of the below table.

Group 2022 **in $ millions**	Quoted prices in active market (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading financial assets:				
Government debt securities	10,742	2,907	133	13,782
Corporate and other debt	—	10,249	1,115	11,364
Corporate equities	52,139	990	31	53,160
Derivatives:				
Interest rate contracts	247	75,292	415	75,954
Credit contracts	—	6,958	424	7,382
Foreign exchange and gold contracts	—	122,527	314	122,841
Equity contracts	253	34,161	1,114	35,528
Commodity contracts	804	8,540	27	9,371
Total trading financial assets	**64,185**	**261,624**	**3,573**	**329,382**
Secured financing:				
Cash collateral on securities borrowed	—	15,569	—	15,569
Securities purchased under agreements to resell	—	103,205	962	104,167
Other secured financing	—	10,043	—	10,043
Total secured financing	**—**	**128,817**	**962**	**129,779**
Investment securities - corporate equities	**—**	**—**	**142**	**142**
Trade and other receivables:				
Prepaid OTC contracts	—	370	192	562
Other	—	733	3	736
Total trade and other receivables	**—**	**1,103**	**195**	**1,298**
Total financial assets measured at fair value	64,185	391,544	4,872	460,601
Trading financial liabilities:				
Government debt securities	14,660	2,363	2	17,025
Corporate and other debt	—	4,736	3	4,739
Corporate equities	24,687	265	19	24,971
Derivatives:				
Interest rate contracts	260	80,380	489	81,129
Credit contracts	—	6,554	298	6,852
Foreign exchange and gold contracts	6	117,263	184	117,453
Equity contracts	450	35,635	1,017	37,102
Commodity contracts	664	8,713	42	9,419
Total trading financial liabilities	**40,727**	**255,909**	**2,054**	**298,690**
Secured borrowing:				
Cash collateral on securities loaned	—	19,766	—	19,766
Securities sold under agreements to repurchase	—	26,042	—	26,042
Other secured borrowing	—	12,984	—	12,984
Total secured borrowing		**58,792**	**—**	**58,792**
Trade and other payables - prepaid OTC contracts	**—**	**530**	**188**	**718**
Debt and other borrowings - issued structured notes	**—**	**12,036**	**77**	**12,113**
Total financial liabilities measured at fair value	**40,727**	**327,267**	**2,319**	**370,313**

Company 2022 **in $ millions**	Quoted prices in active market (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading financial assets:				
Government debt securities	10,740	2,907	133	13,780
Corporate and other debt	—	9,931	1,115	11,046
Corporate equities	52,139	990	31	53,160
Derivatives:				
Interest rate contracts	247	75,292	415	75,954
Credit contracts	—	6,958	424	7,382
Foreign exchange and gold contracts	—	122,533	314	122,847
Equity contracts	253	34,161	1,114	35,528
Commodity contracts	804	8,540	27	9,371
Total trading financial assets	**64,183**	**261,312**	**3,573**	**329,068**
Secured financing:				
Cash collateral on securities borrowed	—	15,569	—	15,569
Securities purchased under agreements to resell	—	103,005	962	103,967
Other secured financing	—	10,043	—	10,043
Total secured financing	**—**	**128,617**	**962**	**129,579**
Investment securities - corporate equities	**—**	**—**	**141**	**141**
Trade and other receivables:				
Prepaid OTC contracts	—	370	192	562
Other	—	733	3	736
Total trade and other receivables	**—**	**1,103**	**195**	**1,298**
Total financial assets measured at fair value	**64,183**	**391,032**	**4,871**	**460,086**
Trading financial liabilities:				
Government debt securities	14,660	2,363	2	17,025
Corporate and other debt	—	4,736	3	4,739
Corporate equities	24,687	265	19	24,971
Derivatives:				
Interest rate contracts	260	80,379	489	81,128
Credit contracts	—	6,555	298	6,853
Foreign exchange and gold contracts	6	117,264	184	117,454
Equity contracts	450	35,634	1,017	37,101
Commodity contracts	664	8,713	42	9,419
Total trading financial liabilities	**40,727**	**255,909**	**2,054**	**298,690**
Secured borrowing:				
Cash collateral on securities loaned	—	19,766	—	19,766
Securities sold under agreements to repurchase	—	26,042	—	26,042
Other secured borrowing	—	12,984	—	12,984
Total secured borrowing	**—**	**58,792**	**—**	**58,792**
Trade and other payables - prepaid OTC contracts	**—**	**530**	**188**	**718**
Debt and other borrowings - issued structured notes	**—**	**12,036**	**77**	**12,113**
Total financial liabilities measured at fair value	**40,727**	**327,267**	**2,319**	**370,313**

Group 2021 **in $ millions**	Quoted prices in active market (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading financial assets:				
Government debt securities	11,289	2,599	209	**14,097**
Corporate and other debt	—	9,617	1,190	**10,807**
Corporate equities	64,886	378	35	**65,299**
Derivatives:				
Interest rate contracts	49	59,750	729	**60,528**
Credit contracts	1	9,859	290	**10,150**
Foreign exchange and gold contracts	—	85,816	218	**86,034**
Equity contracts	466	69,657	782	**70,905**
Commodity contracts	1,217	13,583	15	**14,815**
Total trading financial assets	**77,908**	**251,259**	**3,468**	**332,635**
Secured financing:				
Cash collateral on securities borrowed	—	19,360	—	**19,360**
Securities purchased under agreements to resell	—	89,433	863	**90,296**
Other secured financing	—	16,239	—	**16,239**
Total secured financing	**—**	**125,032**	**863**	**125,895**
Investment securities - corporate equities	**—**	**—**	**165**	**165**
Trade and other receivables:				
Prepaid OTC contracts	—	818	172	**990**
Other	—	—	3	**3**
Total trade and other receivables	**—**	**818**	**175**	**993**
Total financial assets measured at fair value	**77,908**	**377,109**	**4,671**	**459,688**
Trading financial liabilities:				
Government debt securities	18,714	1,761	—	**20,475**
Corporate and other debt	—	3,718	6	**3,724**
Corporate equities	28,541	36	31	**28,608**
Derivatives:				
Interest rate contracts	46	60,333	371	**60,750**
Credit contracts	—	9,103	224	**9,327**
Foreign exchange and gold contracts	2	85,120	207	**85,329**
Equity contracts	655	75,428	1,242	**77,325**
Commodity contracts	1,133	13,643	11	**14,787**
Total trading financial liabilities	**49,091**	**249,142**	**2,092**	**300,325**
Secured borrowing:				
Cash collateral on securities loaned	—	25,141	—	**25,141**
Securities sold under agreements to repurchase	—	19,609	—	**19,609**
Other secured borrowing	—	20,053	—	**20,053**
Total secured borrowing	**—**	**64,803**	**—**	**64,803**
Trade and other payables:				
Trade and other payables - prepaid OTC contracts	—	576	172	**748**
Unfunded loan commitments	—	—	—	**—**
Total trade and other payables	**—**	**576**	**172**	**748**
Debt and other borrowings - issued structured notes	**—**	**9,496**	**106**	**9,602**
Total financial liabilities measured at fair value	**49,091**	**324,017**	**2,370**	**375,478**

Company 2021 **in $ millions**	Quoted prices in active market (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading financial assets:				
Government debt securities	11,289	2,599	209	**14,097**
Corporate and other debt	—	9,418	1,190	**10,608**
Corporate equities	64,886	378	35	**65,299**
Derivatives:				
Interest rate contracts	49	59,750	729	**60,528**
Credit contracts	1	9,859	290	**10,150**
Foreign exchange and gold contracts	—	85,829	218	**86,047**
Equity contracts	466	69,657	782	**70,905**
Commodity contracts	1,217	13,583	15	**14,815**
Total trading financial assets	**77,908**	**251,073**	**3,468**	**332,449**
Secured financing:				
Cash collateral on securities borrowed	—	19,360	—	**19,360**
Securities purchased under agreements to resell	—	89,233	863	**90,096**
Other secured financing	—	16,239	—	**16,239**
Total secured financing	**—**	**124,832**	**863**	**125,695**
Investment securities - corporate equities	**—**	**—**	**165**	**165**
Trade and other receivables:				
Prepaid OTC contracts	—	818	172	**990**
Other	—	—	3	**3**
Total trade and other receivables	**—**	**818**	**175**	**993**
Total financial assets measured at fair value	**77,908**	**376,723**	**4,671**	**459,302**
Trading financial liabilities:				
Government debt securities	18,714	1,761	—	**20,475**
Corporate and other debt	—	3,718	6	**3,724**
Corporate equities	28,541	36	31	**28,608**
Derivatives:				
Interest rate contracts	46	60,333	371	**60,750**
Credit contracts	—	9,103	224	**9,327**
Foreign exchange and gold contracts	2	85,120	207	**85,329**
Equity contracts	655	75,428	1,242	**77,325**
Commodity contracts	1,133	13,643	11	**14,787**
Total trading financial liabilities	**49,091**	**249,142**	**2,092**	**300,325**
Secured borrowing:				
Cash collateral on securities loaned	—	25,141	—	**25,141**
Securities sold under agreements to repurchase	—	19,609	—	**19,609**
Other secured borrowing	—	20,053	—	**20,053**
Total secured borrowing	**—**	**64,803**	**—**	**64,803**
Trade and other payables:				
Trade and other payables - prepaid OTC contracts	—	576	172	**748**
Unfunded loan commitments	—	—	—	**—**
Total trade and other payables	**—**	**576**	**172**	**748**
Debt and other borrowings - issued structured notes	**—**	**9,496**	**106**	**9,602**
Total financial liabilities measured at fair value	**49,091**	**324,017**	**2,370**	**375,478**

The Group's valuation approach and fair value hierarchy categorisation for certain significant classes of financial instruments recognised at fair value on a recurring basis is as follows:

Government Debt Securities

US Treasury Securities

Valuation Technique:

- Fair value is determined using quoted market prices

Valuation Hierarchy Classification:

- Level 1

Non US Government Obligations

Valuation Technique:

- Fair value is determined using quoted prices in active markets when available. When not available, quoted prices in less-active markets are used. In the absence of position-specific quoted prices, fair value may be determined through benchmarking from comparable instruments.

Valuation Hierarchy Classification:

- Level 1 – if actively traded and inputs are observable
- Level 2 – if the market is less active or prices are dispersed
- Level 3 – in instances where the prices are unobservable

Corporate and Other Debt and Corporate Loans

Mortgage- and Asset-backed Securities ("MABS")

Valuation Technique:

- MABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers.
- When position-specific external price data are not observable, the fair value determination may require benchmarking to comparable instruments, and/or analysing ECL, default and recovery rates, and/or applying discounted cash flow techniques. When evaluating the comparable instruments for use in the valuation of each security, security collateral-specific attributes, including payment priority, credit enhancement levels, type of collateral, delinquency rates and loss severity, are considered. In addition, for RMBS borrowers, Fair Isaac Corporation scores and the level of documentation for the loan are considered.
- Market standard cash flow models may be utilised to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, and default and prepayment rates for each asset category.
- Valuation levels of RMBS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.

Valuation Hierarchy Classification:

- Level 2 – if value based on observable market data for comparable instruments
- Level 3 – if external prices or significant spread inputs are unobservable, or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance or other inputs

Corporate Bonds

Valuation Techniques:

- Fair value is determined using recently executed transactions, market price quotations, bond spreads and CDS spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments
- The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference comparable issuers are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to comparable instruments or cash flow models with yield curves, bond or single-name CDS spreads and recovery rates as significant inputs.

Valuation Hierarchy Classification:

- Level 2 – if value based on observable market data for comparable instruments
- Level 3 – in instances where prices or significant spread inputs are unobservable or

if the comparability assessment involves significant sensitivity

Collateralised Debt Obligations ("CDO")

Valuation Techniques:

- The Group holds cash CDOs that typically reference a tranche of an underlying synthetic portfolio of single name CDS spreads collateralised by corporate bonds ("credit-linked notes") or cash portfolio of asset-backed securities/loans ("asset-backed CDOs")
- Credit correlation, a primary input used to determine the fair value of credit-linked notes, is usually unobservable and derived using a benchmarking technique. Other model inputs such as credit spreads, including collateral spreads, and interest rates are typically observable
- Asset-backed CDOs are valued based on an evaluation of the market and model input parameters sourced from comparable instruments as indicated by market activity. Each asset-backed CDO position is evaluated independently taking into consideration available comparable market levels, underlying collateral performance and pricing, deal structures and liquidity

Valuation Hierarchy Classification:

- Level 2 – when either comparable market transactions are observable, or credit correlation input is insignificant
- Level 3 – when either comparable market transactions are unobservable, or the credit correlation input is significant

Loans and Lending Commitments

Valuation Techniques:

- Fair value of corporate loans is determined using recently executed transactions, market price quotations (where observable), implied yields from comparable debt, market observable CDS spread levels obtained from independent external parties adjusted for any basis difference between cash and derivative instruments, along with proprietary valuation models and default recovery analysis where such transactions and quotations are unobservable
- Fair value of contingent corporate lending commitments is determined by using executed transactions on comparable loans and the anticipated market price based on pricing indications from syndicate banks and customers. The valuation of loans and lending commitments also takes into account fee income that is considered an attribute of the contract

Valuation Hierarchy Classifications:

- Level 2 – if value based on observable market data for comparable instruments
- Level 3 – in instances where significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity

Corporate Equities and Equity Investments

Valuation Techniques:

- Exchange traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied
- Unlisted equity securities are generally valued based on an assessment of each security, considering rounds of financing and third-party transactions, discounted cash flow analyses and market-based information, including comparable transactions, trading multiples and changes in market outlook, among other factors
- Listed fund units are generally marked to the exchange-traded price if actively traded or Net Asset Value ("NAV") if not. Unlisted fund units are generally marked to NAV

Valuation Hierarchy Classification:

- Level 1 – actively traded exchange-traded securities and fund units
- Level 2 – if not actively traded, inputs are observable, or if undergoing a recent mergers and acquisitions event or corporate action;
- Level 3 – if not actively traded, inputs are observable, or if undergoing an aged mergers and acquisitions event or corporate action

Derivatives

Exchange-Traded Derivative Contracts

Valuation Techniques:

- Exchange-Traded derivatives that are actively traded are valued based on quoted prices from the exchange.
- Exchange-Traded derivatives that are not actively traded are valued using the same techniques as those applied to OTC derivatives.

Valuation Hierarchy Classification:

- Level 1 – when actively traded.
- Level 2 – when not actively traded.

OTC Derivative Contracts

Valuation Techniques:

- OTC derivative contracts include forward, swap and option contacts related to interest rates, foreign currencies, credit standing of reference entities, equity prices or commodity prices
- Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modelled using a series of techniques, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. Many pricing models do not entail material subjectivity as the methodologies employed do not necessitate significant judgement, since model inputs may be observed from actively quoted markets, as is the case for generic interest rate swaps, many equity, commodity and foreign currency option contracts and certain credit default swaps. In the case of more established derivative products, the pricing models used by the Group are widely accepted by the financial services industry.
- More complex OTC derivative products are typically less liquid and require more judgement in the implementation of the valuation technique since direct trading activity or quotes are unobservable. This includes certain types of interest rate derivatives with both volatility and correlation exposure, equity, commodity or foreign currency derivatives that are either longer-dated or include exposure to multiple underlyings and credit derivatives, including credit default swaps on certain mortgage or asset-backed securities, basket CDS. Where required inputs are unobservable, relationships to observable data points, based on historical and/or implied observations, may be employed as a technique to estimate the model input values.

Valuation Hierarchy Classification:

- Level 2 – when valued using observable inputs, or where the unobservable input is not deemed significant
- Level 3 – if the unobservable input is deemed significant

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase and Cash Collateral on Securities Borrowed and Securities Loaned and Other Secured Financings and Secured Borrowings

Valuation Techniques:

- Fair value is computed using a standard cash flow discounting methodology
- The inputs to the valuation include contractual cash flows and collateral funding spreads, which are the incremental spread over the overnight indexed swap ("OIS") rate for a specific collateral rate (which refers to the rate applicable to a specific type of security pledged as collateral)

Valuation Hierarchy Classification:

- Level 2 – when the valuation inputs are observable
- Level 3 – in instances where the unobservable inputs are deemed significant

Prepaid OTC Contracts and Issued Structured Notes

Valuation Techniques:

- The Group carries structured notes and prepaid OTC contracts which are primarily composed of instruments whose payments and redemption values are linked to the performance of a specific index, a basket of stocks, a specific security, a commodity, a credit exposure or basket of credit exposures, and instruments with various interest-rate-related features including step-ups, step-downs, and zero coupons

- Fair value is determined using valuation models for the derivative and debt portions of the instruments. These models incorporate observable inputs referencing identical or comparable securities, including prices to which the instruments are linked, interest rate yield curve, option volatility and currency rates, and commodity or equity prices
- Independent, external and traded prices for the instruments are considered as well as the impact of the Company's own credit spreads which are based on observed secondary bond market spreads

Valuation Hierarchy Classification:

- Level 2 – when valued using observable inputs, or where the unobservable input is not deemed significant
- Level 3 – in instances where the unobservable inputs are deemed significant

b. Transfers Between Level 1 and Level 2 of the Fair Value Hierarchy for Financial Assets and Liabilities Recognised at Fair Value on a Recurring Basis

During the year, the Group and Company reclassified approximately $838 million (2021: $773 million) of European government debt securities liabilities from Level 1 to Level 2 due to decrease in market activity. Also, the Group and Company reclassified approximately $506 million of government debt securities assets and approximately $759 million of government debt securities liabilities (31 December 2021: $nil) from Level 2 to Level 1. These reclassifications were due to increased market activity in these instruments. The Group and Company reclassified $nil (2021: $935 million) of European government debt assets from Level 1 to Level 2.

c. Changes in Level 3 Financial Assets and Liabilities Recognised at Fair Value on a Recurring Basis

The following tables present the changes in the fair value of the Group's Level 3 financial assets and financial liabilities for the years ended 31 December 2022 and 31 December 2021. Level 3 instruments may be hedged with instruments classified in Level 1 and Level 2. The realised and unrealised gains/(losses) for assets and liabilities within the Level 3 category presented in the following tables do not reflect the related realised and unrealised gains/ (losses) on hedging instruments that have been classified by the Group within the Level 1 and/or Level 2 categories.

There were no differences at 31 December 2022 or 31 December 2021 between Group and Company in respect of the table below.

Unrealised gains/ (losses) during the year for assets and liabilities within the Level 3 category presented in the following tables herein may include changes in fair value during the period that were attributable to both observable and unobservable inputs.

The Morgan Stanley Group operates a number of intra-group policies to ensure that, where possible, revenues and related costs are matched. Where the trading positions included in the below table are risk managed using financial instruments held by other Morgan Stanley Group undertakings, these policies potentially result in the recognition of offsetting gains or losses in the Group.

in $ millions	2022	2021
TRADING FINANCIAL ASSETS:		
Government debt securities		
Beginning balance	209	266
Total losses recognised in the consolidated income statement[1]	(4)	(1)
Purchases	81	143
Sales	(106)	(189)
Net transfers out of Level 3[2]	(47)	(10)
Ending balance	**133**	**209**
Unrealised losses[3]	(14)	—
Corporate and other debt		
Beginning balance	1,190	822
Total losses recognised in the consolidated income statement[1]	(160)	(157)
Purchases	696	914
Sales	(715)	(308)
Net transfers in and/or (out) of Level 3[2]	104	(81)
Ending balance	**1,115**	**1,190**
Unrealised losses[3]	(33)	(41)
Corporate equities		
Beginning balance	35	8
Total losses recognised in the consolidated income statement[1]	(101)	(7)
Purchases	37	44
Sales	(2)	(9)
Net transfers in and/or (out) of Level 3[2]	62	(1)
Ending balance	**31**	**35**
Unrealised losses[3]	(12)	(5)
Net derivative contracts[4]		
Beginning balance	(21)	269
Total gains recognised in the consolidated income statement[1]	173	221
Purchases	65	303
Issuances	(201)	(626)
Settlements	301	(245)
Net transfers in and/or (out) of Level 3[2]	(53)	57
Ending balance	**264**	**(21)**
Unrealised gains/(losses)[3]	253	(196)
SECURED FINANCING		
Securities purchased under agreements to resell		
Beginning balance	863	778
Purchases	962	863
Sales	(863)	(778)
Ending balance	**962**	**863**

in $ millions	2022	2021
LOANS AND ADVANCES		
Corporate loans		
Beginning balance	—	7
Sales	—	(7)
Ending balance	**—**	**—**
INVESTMENT SECURITIES		
Corporate equities		
Beginning balance	165	151
Total losses recognised in the consolidated income statement[1]	(3)	(6)
Purchases	—	24
Sales	(20)	(4)
Net transfers in and/or (out) of Level 3[2]	—	—
Ending balance	**142**	**165**
Unrealised losses[3]	(3)	(6)
TRADE AND OTHER RECEIVABLES		
Prepaid OTC contracts		
Beginning balance	172	1,291
Purchases	17	171
Sales	(1)	(241)
Net transfers in and/or (out) of Level 3[2]	4	(1,049)
Ending balance	**192**	**172**
Unrealised gains/(losses)[3]	—	—
Other		
Beginning balance	3	12
Settlements	—	(9)
Ending balance	**3**	**3**
TRADING FINANCIAL LIABILITIES		
Government debt securities		
Beginning balance	—	15
Total losses recognised in the consolidated income statement[1]	1	—
Total (gains)/losses recognised in consolidated statement of comprehensive income[1]	—	—
Purchases	(1)	—
Sales	1	—
Net transfers in and/or (out) of Level 3[2]	1	(15)
Ending balance	**2**	**—**
Unrealised losses[3]	2	—

in $ millions	2022	2021
Corporate and other debt		
Beginning balance	6	3
Purchases	(5)	—
Sales	3	3
Net transfers out of Level 3[(2)]	(1)	—
Ending balance	**3**	**6**
Corporate equities		
Beginning balance	31	1
Total losses recognised in the consolidated income statement[(1)]	(78)	(15)
Purchases	(13)	(8)
Sales	44	53
Net transfers in Level 3[(2)]	35	—
Ending balance	**19**	**31**
Unrealised gains/(losses)[(3)]	10	(15)
TRADE AND OTHER PAYABLES		
Prepaid OTC contracts		
Beginning balance	172	241
Issuances	17	171
Settlements	(1)	(240)
Ending balance	**188**	**172**
DEBT AND OTHER BORROWINGS		
Issued structured notes		
Beginning balance	106	334
Total losses recognised in the consolidated income statement[(1)]	(17)	(4)
Total (losses)/gains recognised in consolidated statement of comprehensive income[(1)]	(2)	4
Issuances	84	70
Settlements	(15)	(148)
Net transfers out of Level 3[(2)]	(79)	(150)
Ending balance	**77**	**106**
Unrealised gains/(losses)	(8)	1

(1) The total gains or losses are recognised in the consolidated income statement as detailed in the financial instruments accounting policy (note 3c).

(2) For financial assets and financial liabilities that were transferred into or out of Level 3 during the year, gains or (losses) are presented as if the assets or liabilities had been transferred into or out of Level 3 as at the beginning of the year.

(3) Amounts represent unrealised gains or (losses) for the year ended 31 December 2022 related to assets and liabilities still outstanding at 31 December 2022. The unrealised gains or (losses) are recognised in the consolidated income statement or consolidated statement of comprehensive income as detailed in the financial instruments accounting policy (note 3c)

(4) Net derivative contracts represent trading financial liabilities derivative contracts net of trading financial assets - derivative contracts.

During the year, there were no material transfers from Level 3 to Level 2 (2021: $1,049 million) and no material transfers from Level 2 to Level 3 (2021: $nil).

d. Valuation of Level 3 Financial Assets and Liabilities Recognised at Fair Value on a Recurring Basis

The following disclosures provide information on the sensitivity of fair value measurements to key inputs and assumptions.

i. Quantitative Information about and Qualitative Sensitivity if Significant Unobservable Inputs

The following table provides information on the valuation techniques, significant unobservable inputs and their ranges and averages for each material category of assets and liabilities measured at fair value on a recurring basis.

The level of aggregation and breadth of products cause the range of inputs to be wide and not evenly distributed across the inventory. Further, the range of unobservable inputs may differ across groups in the financial services industry because of diversity in the types of products included in each group's inventory. The following disclosures also include qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs. There are no predictable relationships between multiple significant unobservable inputs attributable to a given valuation technique. A single amount is disclosed when there is no significant difference between the minimum, maximum and average (weighted average or similar average/median).

31 December 2022	Fair value $ millions	Predominant valuation techniques/ Significant unobservable inputs	Range (Average)[1]
ASSETS			
Trading financial assets:			
Government debt securities	133	Comparable pricing	
		Comparable bond price	39 to 189 pts (82 pts)
Corporate and other debt:			
Mortgage and asset-backed securities	269	Comparable pricing	
		Comparable bond price	44 to 133 pts (91 pts)
Corporate bonds	741	Comparable pricing	
		Comparable bond price	37 to 132 pts (77 pts)
Loans and lending commitments	92	Comparable pricing	
		Comparable loan price	20 to 100 pts (73 pts)
Corporate equities	31	Comparable pricing	
		Comparable equity price	100% (100%)
Investment securities:			
Corporate equities	142	Comparable pricing	
		Comparable equity price	95% to 100% (91.6%)
		Discounted Cash Flow	
		Implied Weighted Average Cost of Capital	15.3% to 15.3% (15.3%)
Secured financing			
Securities purchased under agreements to resell	962	Discounted cash flows	
		Funding spread	31bps to 113bps (72bps)
Trade and other receivables:			
Prepaid OTC contracts	192	Discounted cash flows	
		Loss Given Default	54% to 84% (62%/54%)

31 December 2022	Fair value $ millions	Predominant valuation techniques/ Significant unobservable inputs	Range (Average)[1]
LIABILITIES			
Trading financial liabilities			
Net derivatives contracts:[2]			
Interest rate	(74)	Option Model	
		Inflation Volatility	22% to 65% (43%/38%)
		Interest rate - Foreign exchange correlation	54% to 63% (58%/57%)
		Interest Rate Curve Correlation	47% to 95% (78%/82%)
		Inflation Curve	3.8% to 4% (3.9%/3.9%)
		Interest rate Volatility Skew	130% to 169% (142%/128%)
		Interest rate - Inflation correlation	n/m (n/m)
		Bond Volatility	9% to 53% (17%/20%)
Credit	126	Credit default swap model	
		Credit spread	1 bps to 320 bps (112 bps)
		Comparable pricing	
		Comparable bond price	8 to 97 pts (55 pts)
		Discounted Cashflow	
		Funding spread	82 bps to 127 bps (108 bps)
Foreign exchange and gold[3]	129	Option model	
		Interest rate - Foreign exchange correlation	54%-63% (58%/57%)
		Interest rate volatility skew	129% to 169% (142%/165%)
		Deal execution probability	90%-95% (95%/95%)
		Foreign exchange volatility skew	9.6% to 10.4% (10%/10%)
		Currency basis	-2% to 7% (4%/5%)
Equity	96	Option model	
		Equity volatility	5% to 85% (22%)
		Equity volatility skew	-5% to 0% (-1%)
		Equity correlation	10% to 99% (77%)
		Equity FX correlation	-79% to 65% (-26%)
Debt and other borrowings:			
Issued structured notes	77	Option model	
		Equity volatility	17% to 58% (20%)
		Equity volatility skew	-1.2% to -0.7% (-0.7%)
		Equity correlation	50% to 93% (60%)
		Equity FX correlation	-53% to -16% (-34%)
Trade and other payables:			
Prepaid OTC contracts	188	Discounted cash flow	
		Loss Given Default	54% to 84% (62%/54%)

(1) A single amount is disclosed for range and average when there is no significant difference between the minimum, maximum and average. Amounts represent weighted averages, except where simple averages and the median of the inputs, respectively, are provided when more relevant.
(2) Net derivative contracts represent trading financial liabilities – derivative contracts net of trading financial assets – derivative contracts
(3) Includes derivative contracts with multiple risks (i.e. hybrid products)

31 December 2021	Fair value $ millions	Predominant valuation techniques/ Significant unobservable inputs	Range (Average)(1)
ASSETS			
Trading financial assets:			
Government debt securities	209	Comparable pricing	
		Comparable bond pricing	100 to 140pts (120pts)
Corporate and other debt:			
Mortgage and asset-backed securities	219	Comparable pricing	
		Comparable bond price	40 to 101pts (75 pts)
Corporate bonds	787	Comparable pricing	
		Comparable bond price	50 to 162pts (104.31pts)
Loans and lending commitments	177	Comparable pricing	
		Comparable loan price	18.0 to 100.0pts (81.95pts)
Corporate equities	35	Comparable pricing	
		Comparable equity price	1pts (1pts)
Investment securities:			
Corporate equities	165	Comparable pricing	
		Comparable equity price	80% to 100% (98%)
Secured financing			
Securities purchased under agreements to resell	863	Consensus data on underlying curves	
		Funding spread	23bps to 98bps (60bps)
Trade and other receivables:			
Prepaid OTC contracts	172	Discounted cash flow	
		Recovery rate	54% to 84% (62%/54%)
LIABILITIES			
Net derivatives contracts:(2)			
Interest rate	358	Option model	
		Inflation volatility	24% to 65% (44%/40%)
		Interest rate-foreign exchange correlation	53% to 56% (55%/54%)
		Interest rate curve correlation	62% to 98% (84%/83%)
		Inflation curve	2.1% to 2.2% (2.1%/2.1%)
		Interest rate volatility skew	44% to 80% (65%/64%)
		Interest rate – inflation correlation	-80%to-5%(-42%/-48%)
		Bond volatility	5% to 32% (14%/11%)
Credit	66	Credit Default Swap Model	
		Credit spread	2bps to 341bps (96.36bps)
		Comparable Pricing	
		Comparable bond price	8 to 101pts (53 pts)
		Funding spread	52.8bps to 79.7bps (64 bps)
Foreign exchange and gold(3)	11	Option model	
		Interest rate-foreign exchange correlation	53% to 56% (55%/54%)
		Interest rate volatility skew	44% to 80% (65%/64%)
		Deal execution probability	90% to 95% (94%/95%)
		Foreign exchange volatility skew	0.4% to 0.5% (0.4%/0.4%)
		Currency basis	0.6% to 7% (0.03%/0.02%)

31 December 2021	Fair value $ millions	Predominant valuation techniques/ Significant unobservable inputs	Range (Average)[1]
Equity	(460)	Option model	
		Equity volatility	5% to 62% (19%)
		Equity volatility skew	-5% to 0% (-1%)
		Equity correlation	5% to 99% (77%)
		Equity FX correlation	-80% to 37% (-36%)
Corporate equities	(31)	Comparable pricing	
		Comparable equity price	100% (100%)
Debt and other borrowings:			
Issued structured notes	(106)	Option model	
		Equity volatility	17% to 69% (17%)
		Equity volatility skew	-1% to 0% (-1%)
		Equity correlation	43% to 76% (56%)
		Equity FX correlation	-45% to 10% (-24%)
Trade and other payables:			
Prepaid OTC contracts	(172)	Discounted cash flow	
		Recovery rate	54% to 84% (62%/54%)

(1) A single amount is disclosed for range and average when there is no significant difference between the minimum, maximum and average. Amounts represent weighted averages, except where simple averages and the median of the inputs, respectively, are provided when more relevant.
(2) Net derivative contracts represent trading financial liabilities – derivative contracts net of trading financial assets – derivative contracts
(3) Includes derivative contracts with multiple risks (i.e. hybrid products)

Significant Unobservable Inputs – Description and Sensitivity

During 2022, there were no significant revisions made to the descriptions of the significant unobservable inputs.

An increase/(decrease) to the following inputs would generally result in a higher/(lower) fair value:

- *Comparable bond price:* A pricing input used when prices for the identical instrument are not available for comparable instruments. Significant subjectivity may be involved when fair value is determined using pricing data available for comparable instruments. Valuation using comparable instruments can be done by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable bond or loan, then adjusting that yield (or spread) to derive a value for the bond or loan. The adjustment to yield (or spread) should account for the relevant differences in the bonds or loans such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable instrument and the bond being valued in order to establish the value of the bond.
- *Comparable equity price:* A price derived from equity raises, share buybacks and external bid levels, etc. A discount or premium may be included in the fair value estimate.
- Recovery rate: Amount expressed as a percentage of par that is expected to be received when a credit event occurs.

An increase/(decrease) to the following inputs would generally result in a lower/(higher) fair value:

- *Credit spread:* The credit spread reflects the additional net yield an investor can earn from a security with more credit risk relative to one with less credit risk. The credit spread of a particular security is often quoted in relation to the yield on a credit risk-free benchmark security or reference rate, typically either US Treasury or LIBOR.
- *Funding spread:* The cost of borrowing defined as the incremental spread over the OIS rate for a specific collateral rate (which refers to the rate applicable to a specific type of security pledged as collateral).

An increase/(decrease) to the following inputs would generally result in an impact to the fair value, but the magnitude and direction of the

impact would depend on whether the Group is long or short the exposure:

- *Correlation:* A pricing input where the payoff is driven by more than one underlying risk. Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variable).
- *Interest rate curve:* The term structure of interest rates (relationship between interest rates and the time to maturity) and a market's measure of future interest rates at the time of observation. An interest rate curve is used to set interest rate and foreign exchange derivative cash flows and is a pricing input used in the discounting of any OTC derivative cash flow.
- *Volatility*: The measure of the variability in possible returns for an instrument given how much that instrument changes in value over time. Volatility is a pricing input for options, and, generally, the lower the volatility, the less risky the option. The level of volatility used in the valuation of a particular option depends on a number of factors, including the nature of the risk underlying that option, the tenor and the strike price of the option.
- *Volatility skew*: The measure of the difference in implied volatility for options with identical underliers and expiry dates but with different strikes.

ii. Sensitivity of Fair Values to Changing Significant Assumptions to Reasonably Possible Alternatives

As detailed in note 3, the valuation of Level 3 financial instruments requires the application of critical accounting judgement, involving estimations and assumptions and it is recognised that there could be a range of reasonably-possible alternative values.

The Group has reviewed the unobservable parameters to identify those which would change the fair value measurement significantly if replaced by a reasonably possible alternative assumption.

In estimating the potential variability, the unobservable parameters were varied individually using statistical techniques and historic data. The potential variability estimated is likely to be greater than the actual uncertainty relating to the financial instruments, as any diversification effect has been excluded.

The following table presents the potential impact of both favourable and unfavourable changes, both of which would be reflected in the income statement.

	31 December 2022		31 December 2021	
in $ millions	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
Trading financial assets:				
Government debt securities	1	(1)	—	—
Corporate and other debt	19	(21)	15	(18)
Corporate equities	7	(10)	2	(8)
Net derivative contracts(1)(2)	168	(168)	88	(100)
Secured Financing:				
Securities purchased under agreements to sell	1	(1)	1	(1)
Investment securities:				
Corporate equities	26	(13)	24	(15)
Trading financial liabilities:				
Corporate equities	—	—	9	(2)
Debt and other borrowings:				
Issued structured notes	1	(2)	1	(7)
	223	**(216)**	**140**	**(151)**

(1) Net derivative contracts represent trading financial assets – derivative contracts net of trading financial liabilities – derivative contracts.
(2) CVA and FVA are included in the fair value, but excluded from the effect of reasonably possible alternative assumptions in the table above. CVA is deemed to be a Level 3 input when the underlying counterparty credit curve is unobservable. FVA is deemed to be Level 3 input in its entirety given the lack of observability of funding spreads in the principle market.

e. Financial Instruments Valued using Unobservable Market Data

The amounts not recognised in the consolidated income statement relating to the difference between the fair value at initial recognition (the transaction price) and the amounts determined at initial recognition using valuation techniques are as follows:

$ millions	2022	2021
At 1 January	369	409
New transactions	285	142
Amounts recognised in the consolidated income statement during the year	(181)	(182)
At 31 December	**473**	**369**

The balance above predominately relates to derivatives.

f. Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

Non-recurring fair value measurements of assets and liabilities are those which are required or permitted in the consolidated statement of financial position in particular circumstances.

There were no assets or liabilities measured at fair value on a non-recurring basis during the current or prior year.

31. ASSETS AND LIABILITIES NOT MEASURED AT FAIR VALUE

As at 31 December 2022, all financial instruments not measured at fair value, the carrying amount is considered reasonable approximation of fair value. As at 31 December 2021, the carrying value for subordinated loan liabilities was $6,400 million while fair value based on observable inputs (Level 2) was $6,842 million.

32. EMPLOYEE COMPENSATION PLANS

Morgan Stanley maintains various equity-settled share-based and cash-based deferred compensation plans for the benefit of employees. Awards under these plans are generally granted in January following the performance year.

Equity-settled Share-based Compensation Plans

Morgan Stanley has granted RSU awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain employees' incentive compensation, with awards made in the form of restricted common stock. Awards under these plans are subject to vesting over time, generally six months to seven years, and are generally contingent upon continued employment and subject to restrictions on sale, transfer or assignment until conversion to common stock. All, or a portion of, an award may be forfeited if

employment is terminated before the end of the relevant vesting period or cancelled after the vesting period in certain situations. Recipients of equity-based awards may have voting rights, at Morgan Stanley's discretion, and generally receive dividend equivalents if the award vests, unless this is prohibited by regulation.

Group:

During the year, Morgan Stanley granted 3,314,576 RSUs (2021: 4,184,369 RSUs) to employees of the Group with a weighted average fair value per unit of $94.10 (2021: $73.60), based on the market value of Morgan Stanley common stock at grant date. The equity-based compensation expense recognised in the year is $242 million (2021: $357 million). As a result of the chargeback agreement described in accounting policy 3m(i), the total amount of equity-based compensation expense recognised within 'Direct staff costs' and 'Management charges from other Morgan Stanley Group undertakings relating to staff costs' within 'Operating expense' was $227 million (2021: $392 million).

The related liability due to Morgan Stanley at the end of the year, reported within 'Accruals and deferred income' in the statement of financial position, is $360 million (2021: $400 million) of which $162 million (2021: $199 million) is expected to be settled wholly within one year and $198 million (2021: $201 million) thereafter.

The unrecognised compensation cost related to unvested equity-based awards is shown in the table below:

in $ millions	Unvested awards granted:		
	To 31 December 2022	In January 2023	Total
Expense expected to be recognised in:			
2023	73	150	223
2024	29	36	65
2025	9	19	28
Thereafter	2	7	9
	113	**212**	**325**

Amounts above do not reflect forfeitures, cancellations, accelerations or future adjustments to fair value for certain awards.

Company:

During the year, Morgan Stanley granted 3,307,052 RSUs (2021: 4,177,776 RSUs) to employees of the Company with a weighted average fair value per unit of $94.10 (2021: $73.60), based on the market value of Morgan Stanley common stock at grant date. The equity-based compensation expense recognised in the year is $241 million (2021: $356 million).

The related liability due to Morgan Stanley at the end of the year, reported within 'Accruals and deferred income' in the statement of financial position, is $360 million (2021: $398 million) of which $162 million (2021: $198 million) is expected to be settled wholly within one year and $198 million (2021: $200 million) thereafter.

Deferred Cash-based Compensation Plans

Morgan Stanley has granted deferred cash-based compensation awards to certain employees which defer a portion of the employees' discretionary compensation. The plans generally provide a return based upon the performance of various referenced investments. Awards under these plans are generally subject to a sole vesting condition of service over time, which normally ranges from one to seven years from the date of grant. All, or a portion of an award may be forfeited if employment is terminated before the end of the relevant vesting period or cancelled after the vesting period in certain situations. The awards are settled in cash at the end of the relevant vesting period.

Group and Company:

Awards with a value of $1 million (2021: $2 million) were granted to employees of the Group during the year.

The deferred cash-based compensation expenses recognised in the year is shown in the table below:

in $ millions	2022	2021
Deferred cash-based awards	10	32
Return on referenced investments	(2)	4
	8	**36**

The liability to employees at the end of the year, which is reported within 'Accruals and deferred income' in the consolidated statement of financial position, is $45 million (2021: $97 million) of which $27 million (2021: $61 million) is expected to be settled wholly within one year and $18 million (2021: $36 million) thereafter.

As at 31 December 2022, the unrecognised expense related to deferred cash-based

compensation awards is $5 million of which $3 million is expected to be recognised in 2023, $1 million in 2024 and $1 million thereafter. Amounts do not include unrecognised expense for forfeitures, cancellations, accelerations or assumptions about future market conditions.

The Group economically hedges the exposure created by certain of these deferred compensation plans by entering into derivative transactions with other Morgan Stanley Group undertakings. The derivative balance at the end of the year, recognised within 'Trading financial assets' is $1 million (2021: $1 million). The related loss recorded within 'Net gains from financial instruments at FVPL' for the year is $7 million (2021: $1 million profit).

Management Charges from Fellow Morgan Stanley Undertakings

As described in note 7, the Group and Company utilise the services of staff who are employed by other Morgan Stanley Group undertakings. Management charges are incurred in respect of these employee services which include the cost of equity-settled share-based and deferred cash-based compensation plans.

33. POST EMPLOYMENT BENEFITS

Defined Contribution Plans

The Group operates several Morgan Stanley defined contribution plans, which require contributions to be made to funds held in trust, separate from the assets of the Group.

The defined contribution plans are as follows:

- MSII Offshore Retirement Benefit Plan IV, Dubai Section;
- Morgan Stanley DIFC Workplace Savings Scheme (Dubai)
- Morgan Stanley Asia Limited Retirement Benefit Plan (Taiwan);
- Morgan Stanley & Co. International plc, Seoul Branch Defined Contribution Plan; and
- Morgan Stanley & Co. International plc Zurich Branch Top-up Plan

The Group pays fixed contributions to the plans, with no legal or constructive obligation to pay further contributions.

The defined contribution pension charge in relation to the above plans recognised within 'Direct staff costs' in 'Operating expense' in the consolidated income statement was $3.7 million for the year (2021: $3.6 million) of which $nil was accrued at 31 December 2022 (2021: $nil).

Defined Benefit Plans

The Group also operates several Morgan Stanley defined benefit plans, which provide post-employment benefits that are based on length of service and salary.

The defined benefits plans are as follows:

- Morgan Stanley Asia (Taiwan) Limited Retirement Scheme;
- Morgan Stanley Asia (Taiwan) Limited Book Reserve Plan;
- Morgan Stanley Asia (Taiwan) Limited Grandfather Plan
- Morgan Stanley & Co. International plc Zurich Branch Base Plan; and
- Morgan Stanley & Co. International plc Dubai Branch End of Service Gratuity

The Group's cumulative amount of actuarial gains and losses recognised in the consolidated statement of comprehensive income is a $1.9 million gain (2021: $1.1 million loss). An asset of $0.5 million and liability of $5.1 million (2021: $7.8 million liability) is recognised in the Group's consolidated statement of financial position in respect of these plans.

Plans Operated by Fellow Morgan Stanley Undertakings

In addition to the above, the Group incurs direct expenses and management charges from fellow Morgan Stanley undertakings for post-employment benefit costs related to the Morgan Stanley UK Group Pension Plan ('the Plan') operated by Morgan Stanley UK Limited ("MSUKL"). The Plan is a defined contribution scheme with a closed defined benefit section.

Defined Contribution Section of the Plan

MSUKL pays fixed contributions to the plan, with no legal or constructive obligation to pay further contributions.

The defined contribution pension charge recognised within 'Direct Staff costs' in 'Operating expense' in the income statement was $24.5 million for the year (2021: $23.7 million) of

which $nil was accrued at 31 December 2022 (2021: $nil).

As described in note 7, the Group utilises the services of staff who are employed by other Morgan Stanley Group undertakings. Management charges are incurred in respect of the services of these employees which include the cost of the Plan.

Defined Benefit Section of the Plan ("DB Plan")

Under contractual group recharging arrangements, a material proportion of the net defined benefit cost for the DB Plan as a whole, whether recognised in the profit for the year or other comprehensive income, is recharged to the Group. Information on the DB plan is provided below.

The DB Plan has been closed to new members and future accrual since 1996. The DB Plan was previously open to permanent employees of the Morgan Stanley Group employed in the UK, and with the consent of the Trustees, other Morgan Stanley employees located outside of the UK who had previously been employed in the UK and who at some point had been members of the DB Plan.

The DB Plan provides post-employment benefits to members on retirement which are dependent on years of service and salary at the time of closure of the DB Plan in 1996. Additionally, the DB Plan also includes a Guaranteed Minimum Pension ("GMP") underpin in respect of certain defined contribution members who transferred their benefits from the defined benefit section in the past. Under the GMP underpin, if the value of each member's investment at retirement is less than the amount needed to secure the GMP benefits that accrued under the defined benefit section, the shortfall must be covered by the DB Plan.

The DB Plan is administered by the Trustees and the assets are held in a fund which is legally separate from MSUKL. The Trustees of the fund are required by law to act in the interest of the fund and of all relevant stakeholders in the scheme. The Trustees of the scheme are responsible for the investment policy with regards to the scheme assets.

The DB Plan exposes MSUKL to actuarial risks such as: investment risk, interest rate risk, inflation risk, longevity risk, liquidity risk and credit risk. As a result of the DB Plan's investment strategy (outlined on the following page) the interest rate and inflation risks are largely hedged for the majority of the defined benefit liabilities on a funding basis. The GMP underpin liabilities are volatile because they represent the difference between a defined benefit liability and the value of members' defined contribution assets (which depends on how the individual invests) and are only approximately hedged.

As required by the UK regulatory framework, a full actuarial valuation of the DB Plan is conducted at least every three years and updated annually between full triennial valuations to determine the position of the DB Plan on a funding basis. The funding basis uses assumptions reflective of the cost of securing the benefits built up in the DB Plan with an insurance company and is reviewed each year as part of the annual funding update.

The most recent full actuarial valuation of the DB Plan, carried out at 31 December 2021, showed a surplus of scheme assets over liabilities. Accordingly, no new schedule of contributions was agreed and there were no contributions payable to the DB Plan during 2022 (2021: $nil).

In addition, an actuarial valuation of the DB Plan is carried out annually on an accounting basis by a qualified actuary. Under the accounting basis, the obligations are measured by discounting the best estimate of future cash flows to be paid out by the DB Plan using the projected unit credit method. As accrual of future benefits ceased in 1996, no benefit has been attributed to service during subsequent reporting periods and the accumulated benefit obligation is an actuarial measure of the present value of benefits for service already rendered.

On an accounting basis, the DB Plan has a surplus of scheme assets over liabilities.

The following table provides a summary of the present value of the defined benefit obligation and fair value of DB Plan assets included in the statement of financial position of MSUKL:

in $ millions	2022	2021
Present value of the funded defined benefit obligation	(142)	(315)
Fair value of plan assets	215	418
Plan surplus	73	103
Impact of asset ceiling	(61)	(80)
Net DB Plan Asset	**12**	**23**

The surplus recognised in the MSUKL statement of financial position is limited to the amount of future economic benefits available to the entity in the form of reduced contributions.

Of the defined benefit obligation, $134 million (2021: $304 million) relates to deferred members and $9 million (2021: $11 million) relates to retired members. Upon reaching retirement, up until 31 December 2018, most retiring members were settled through the purchase of an annuity contract in the name of the member, with MSUKL having no further obligation. Following a High Court ruling on 26 October 2018 confirmed that pensions schemes are required to equalise male and female members' GMP benefits ("GMP equalisation"). The Trustee has temporarily suspended the practice of individually buying out members' benefits until the legal position and benefit entitlements with respect to GMP equalisation are clearer. Since the end of 2018, individuals who have reached benefit age have been retained as members in the DB Plan.

The weighted average duration of the defined benefit obligation at 31 December 2022 is 22 years (2021: 28 years).

Movement in the Net Defined Benefit Asset and Impact of Asset Ceiling

The following tables provide a summary of the present value of the obligation, the fair value of the DB Plan assets and the impact of the asset ceiling recognised by MSUKL:

2022 in $ millions	Present value of obligation	Fair value of plan assets	Total	Impact of asset ceiling	Total
At 1 January 2022	(315)	418	103	(80)	23
Past service costs	—	—	—	—	—
Net interest (expense)/income	(5)	7	2	(1)	1
Amounts recognised in the income statement	**(5)**	**7**	**2**	**(1)**	**1**
Remeasurements:					
The return on scheme assets (excluding amounts included in net interest expense)	—	(163)	(163)	—	(163)
Actuarial gain arising from changes in demographic assumptions	4	—	4	—	4
Actuarial gain arising from changes in financial assumptions	152	—	152	—	152
Actuarial gain arising from experience adjustments	(14)	—	(14)	—	(14)
Adjustments for restrictions on the defined benefit asset	—	—	—	12	12
Amounts recognised in the statement of comprehensive income	**142**	**(163)**	**(21)**	**12**	**(9)**
Foreign exchange rate changes	30	(41)	(11)	8	(3)
Benefit payments	6	(6)	—	—	—
At 31 December 2022	**(142)**	**215**	**73**	**(61)**	**12**

2021 **in $ millions**	Present value of obligation	Fair value of plan assets	Total	Impact of asset ceiling	Total
At 1 January 2021	(354)	453	99	(79)	20
Past service costs	(1)	—	(1)	—	(1)
Net interest (expense)/income	(4)	5	1	(1)	—
Amounts recognised in the income statement	**(5)**	**5**	**—**	**(1)**	**(1)**
Remeasurements:					
The return on scheme assets (excluding amounts included in net interest expense)	—	(28)	(28)	—	(28)
Actuarial gain arising from changes in demographic assumptions	1	—	1	—	1
Actuarial (loss) arising from changes in financial assumptions	26	—	26	—	26
Actuarial gain arising from experience adjustments	6	—	6	—	6
Adjustments for restrictions on the defined benefit asset	—	—	—	(1)	(1)
Amounts recognised in the statement of comprehensive income	**33**	**(28)**	**5**	**(1)**	**4**
Foreign exchange rate changes	3	(4)	(1)	1	—
Benefit payments	8	(8)	—	—	—
At 31 December 2021	**(315)**	**418**	**103**	**(80)**	**23**

A further High Court ruling on 20 November 2020 confirmed that pension schemes are required to equalise male and female members' GMP benefits in respect of historic statutory transfers paid out, since 17 May 1990. An additional liability has been estimated to incorporate the impact which is treated as a plan amendment.

An estimate of $1 million was recognised as a past service cost in 2021. This estimate may be revised as the Trustee works with the plan actuary and administrator to review historical data and fully assess the impact of the ruling on the plan.

Actuarial Assumptions

The following table presents the principal actuarial assumptions used in the valuation of the DB Plan:

	2022 %	2021 %
Pre-retirement discount rate	5.0%	1.8%
Post-retirement discount rate (RPI)	4.2%	1.3%
Inflation (RPI)	3.3%	3.5%
Revaluation in deferment - inflation(CPI)	2.7%	2.9%

The mortality assumptions used give the following life expectancy:

	Life expectancy at age 65 for a male member currently:		Life expectancy at age 65 for a female member currently:	
	Aged 65	Aged 45	Aged 65	Aged 45
At 31 December 2022				
UK	88.1	90.6	89.5	91.5
At 31 December 2021				
UK	89.4	90.6	90.9	92.3

The sensitivities regarding the principal assumptions used to measure the defined benefit obligation are as follows:

2022 Assumption	Change in assumption	Impact on scheme liabilities
Discount rate	Increase/decrease by 0.25%	Decrease/increase by 5.26%/5.59%
Inflation assumption	Increase/decrease by 0.25%	Increase/decrease by 0.83%/0.83%
Life expectancy	Increase/decrease by 1 year	Increase/decrease by 3.27%/3.32%

2021

Assumption	Change in assumption	Impact on scheme liabilities
Discount rate	Increase/decrease by 0.25%	Decrease/increase by 6.5%/ 7.0%
Inflation assumption	Increase/decrease by 0.25%	Increase/decrease by 1.1%/ 1.1%
Life expectancy	Increase/decrease by 1 year	Increase/decrease by 4.3%/4.3%

The sensitivity analysis presented above has been determined based on reasonably possible changes of the assumptions occurring at 31 December 2022 and 31 December 2021, assuming that all other assumptions are held constant. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior year.

DB Plan Assets

MSUKL and the Trustees, in consultation with their independent investment consultants and actuaries, determine the asset allocation targets based on their assessment of business and financial conditions, demographic and actuarial data, funding characteristics and related risk factors. Other relevant factors, including industry practices and long-term historical and prospective capital market returns, are also considered. The overall investment objective is expected to minimise the volatility of the Plan's surplus or deficit through asset liability matching. The investment strategy is considered to be low risk.

Specific risks which are managed through the asset allocation targets include:

- *Interest rate and inflation risk* – Plan liabilities will change in response to changes in interest rates and inflation. The investment strategy is to hedge this risk as far as possible;
- *Asset volatility* – investment in asset classes such as equities gives rise to volatility in the value of the assets. The investment strategy is to invest in asset classes which closely match the Plan's liabilities;
- *Credit risk* – any default or downgrade in instruments such as corporate bonds and money market instruments may result in losses. The investment strategy is to partially mitigate this risk by investment in a range of different credit instruments via pooled funds;
- *Liquidity risk* – the liquidity of investments may change over time which may have an impact on the expected transaction costs. The Trustees and MSUKL have reviewed the likely cash requirements of the Plan and are satisfied that the investment arrangements provide sufficient liquidity;
- *Longevity risk* – the longevity experience may differ from expectations and expectations may change over time. The purchase of annuities for pensioners mitigates a substantial portion of this risk.

In line with the above investment objectives, the DB Plan holds investments in a range of pooled investment vehicles of varying maturities intended to broadly reflect the expected liability profile of the Plan. The major categories and fair values of scheme assets at the end of the reporting period are set out below.

	Fair value of Plan assets					
	2022			2021		
in $ millions	Quoted in an active market	Other	Total	Quoted in an active market	Other	Total
Cash and cash equivalents	—	4	**4**	—	53	**53**
Corporate bonds	40	—	**40**	103	—	**103**
Government bonds	171	—	**171**	262	—	**262**
	211	**4**	**215**	**365**	**53**	**418**

MSUKL and the Trustees conducted a full asset-liability review for the DB plan during 2022 with underlying investments updated in December 2022. Overall investment strategies remain unchanged with the primary objective being to invest the DB Plan's assets to minimise the volatility of the DB Plan's net surplus or deficit. The trustee also removed all exposure to swaps within the plan's hedging portfolio. The asset-liability review occurs every three years with the next scheduled review due to take place in 2025. These studies are used to assist the Trustees and the Company in determining the optimal long-term asset allocation with regard to the structure of liabilities within the scheme.

The main strategic choices formulated in the actuarial and technical policy documents of the scheme are:

a) Interest rate sensitivity impacting the actuarial value of the defined benefit obligation should be reduced by the use of debt instruments such as gilts

b) In respect of GMP underpin liabilities, investment in long-dated corporate bonds to approximately hedge annuity prices, provide a degree of liquidity and generate modest degree of excess investment return.

34. RELATED PARTY DISCLOSURES

Parent and Subsidiary Relationships

Parent and ultimate controlling entity

For information on the Group's parent and ultimate controlling entity, refer to note 1.

Key Management Compensation

Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group.

The Morgan Stanley Group's corporate governance framework gives consideration to legal, geographical and business lines through a combination of boards of directors, and regional and global management committees. Accordingly, in addition to the Directors of the Company, key management personnel of the Group is considered to include: the boards of Directors of certain parent companies, including that of Morgan Stanley, certain members of key Morgan Stanley Group management committees, those designated as senior managers under the UK's Senior Manager regime and certain executive officers of Morgan Stanley.

The boards of the Group's parent companies, the management committees and the executive officers cover the full range of the Morgan Stanley Group's business activities. Only those members with responsibility for the Institutional Securities business, being the reportable business segment of the Group, are considered to be key management personnel of the Group. The aggregate compensation below represents the proportion of compensation paid to these key management personnel, including the Directors of the Company, in respect of their services to the Group.

Key management personnel compensation in respect of their services rendered to the Group comprised the following:

in $ millions	2022	2021
Short-term employee benefits	79	85
Share-based payments	46	115
Other long-term employee benefits	—	5
	125	**205**

The share-based payment costs disclosed above reflect the amortisation of equity-based awards granted to key management personnel and are therefore not directly aligned with other staff costs in the current year.

Key management personnel compensation is borne directly by the Group as well as other Morgan Stanley Group undertakings in the current year. Management recharges in respect of key management personnel compensation borne by other Morgan Stanley Group undertakings are included in 'Management charges from other Morgan Stanley Group undertakings relating to staff costs within 'Operating expense', as disclosed in note 7.

Directors' Remuneration

in $ millions	2022	2021
Total remuneration of all Directors:		
Aggregate remuneration	18	16
Long term incentive schemes	—	1
	18	**17**
Disclosures in respect of the highest paid Director:		
Aggregate remuneration	5	7
Long term incentive schemes	—	1
	5	**8**

Directors' remuneration has been calculated as the sum of cash, bonuses and benefits in kind.

All Directors who are employees of the Morgan Stanley Group are eligible for shares of the parent company, Morgan Stanley, awarded under the Morgan Stanley Group's equity-based long term incentive schemes. In accordance with Schedule 5 paragraph 1(3)(a) of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the above disclosures do not include the value of shares awarded. During the year, eight Directors received restricted stock unit awards in respect of qualifying services (2021: seven).

The value of assets (other than shares) awarded under other long term incentive schemes has been included in the above disclosures when the awards vest, which is generally within three years from the date of the award.

There are two Directors to whom retirement benefits are accruing under a non-UK defined benefits scheme (2021: two). In addition, one Director has benefits accruing under the Alternative Retirement Plan, a defined benefit scheme, operated by MSUKL (2021: one).

The Morgan Stanley Group operates a defined contribution pension scheme, the Morgan Stanley UK Group Pension Plan. There are eight Directors to whom retirement benefits are accruing under this scheme (2021: six). One Director has benefits accruing under a non-UK defined contribution scheme (2021: one).

The Group has not provided any loans or other credit advances to its Directors during the year (2021: nil).

Transactions with Related Parties

The Morgan Stanley Group conducts business for clients globally through a combination of both functional and legal entity organisational structures. Accordingly, the Group is closely integrated with the operations of the Morgan Stanley Group and enters into transactions with other Morgan Stanley Group undertakings on an arm's length basis for the purposes of utilising financing, trading and risk management, and infrastructure services. The nature of these relationships along with information about the transactions and outstanding balances is given below. The Group has not recognised any expense and has made no provision for impairment relating to the amount of outstanding balances from related parties (2021: $nil).

Cash

The Group places cash with other Morgan Stanley Group undertakings. All such transactions are entered into on an arm's length basis.

	2022		2021	
in $ millions	Interest	Balance	Interest	Balance
Amounts due from other Morgan Stanley Group undertakings	—	1,103	2	100

Funding

The Group receives funding from and provides funding to other Morgan Stanley Group undertakings in the following forms:

General Funding

General funding is undated, unsecured, floating-rate lending, other than certain funding which is dated on a rolling 60, 190 or 395 day term. Funding may be received or provided for specific transaction related funding requirements, or for general operational purposes. The interest rates are established by the Morgan Stanley Group Treasury function for all entities within the Morgan Stanley Group and approximate the market rate of interest that the Morgan Stanley Group incurs in funding its business.

Details of the outstanding balances on these funding arrangements and the related interest income or expense recognised in the consolidated income statement during the year are shown in the table below.

	2022		2021	
in $ millions	Interest	Balance	Interest	Balance
Undated				
Amounts due from the Group's direct and indirect parent undertakings	—	15	—	156
Amounts due from other Morgan Stanley Group undertakings	1	126	1	155
	1	**141**	**1**	**311**
Rolling 395 day term				
Amounts due from the Group's direct and indirect parent undertakings	1	—	1	32
Amounts due from other Morgan Stanley Group undertakings	1	62	—	38
	2	**62**	**1**	**70**

	2022		2021	
in $ millions	Interest	Balance	Interest	Balance
Undated				
Amounts due to the Group's direct and indirect parent undertakings	1	383	—	410
Amounts due to other Morgan Stanley Group undertakings	8	613	10	537
	9	**996**	**10**	**947**
40 day termed				
Amounts due to other Morgan Stanley Group undertakings	—	—	4	303
60 day termed				
Amounts due to the Group's direct and indirect parent undertakings	210	3,264	39	1,431
190 day termed				
Amounts due to the Group's direct and indirect parent undertakings	17	1	76	—
Rolling 395 day term				
Amounts due to the Group's direct and indirect parent undertakings	567	17,119	347	28,938
Amounts due to other Morgan Stanley Group undertakings	—	227	7	405
	567	**17,346**	**354**	**29,343**

Subordinated Loans

The Group received a subordinated loan and a senior subordinated loan from another Morgan Stanley Group undertaking. Details of the terms of these loans, including the contractual maturity and the interest rate are shown in note 17.

Trading and Risk Management

In the course of funding its business, the Group enters into collateralised financing transactions with other Morgan Stanley Group undertakings. All such transactions are entered into on an arm's length basis.

Details of the outstanding on such transactions and the related interest income/expense recognised in the consolidated income statement during the year are shown in the table below:

	2022		2021	
in $ millions	Interest	Balance	Interest	Balance
Financial assets measured at fair value				
Amounts due to the Group's direct and indirect parent undertakings	1	1,300	—	285
Amounts due from other Morgan Stanley Group undertakings	708	66,587	(212)	49,016
	709	**67,887**	**(212)**	**49,301**
Financial assets measured at amortised cost				
Amounts due to other Morgan Stanley Group undertakings	84	4,848	(28)	7,112
Financial liabilities measured at fair value				
Amounts due to the Group's direct and indirect parent undertakings	23	1,581	1	—
Amounts due to other Morgan Stanley Group undertakings	309	28,117	(112)	28,532
	332	**29,698**	**(111)**	**28,532**

The Group enters into purchases and sales of securities and derivative transactions with other Morgan Stanley Group undertakings to facilitate the provision of financial services to clients on a global basis and to manage the market risks associated with such business. The Group also enters into derivative transactions with other Morgan Stanley Group undertakings to manage the market risks associated with certain of its compensation plans. All such transactions are entered into on an arm's length basis. The total amounts receivable and payable from such transactions not yet settled and the fair value of such derivatives contracts outstanding at the year end were as follows:

in $ millions	2022	2021
Amounts due from the Group's direct and indirect parent undertakings on securities and derivative transactions	1,981	812
Amounts due from other Morgan Stanley Group undertakings on securities and derivative transactions	116,725	125,582
	118,706	**126,394**
Amounts due to the Group's direct and indirect parent undertakings on securities and derivative transactions	1,636	731
Amounts due to other Morgan Stanley Group undertakings on securities and derivative transactions	120,534	124,463
	122,170	**125,194**

The Group has received collateral of $996 million (2021: $11 million) from the Group's direct and indirect parent undertaking and $8,817 million (2021: $6,862 million) from other Morgan Stanley Group undertakings. The Group has pledged

collateral of $nil (2021: $446 million) to the Group's direct and indirect parent undertakings and $30,736 million (2021: $33,464 million) to other Morgan Stanley Group undertakings. The Group has received and pledged collateral to mitigate credit risk on exposures arising under derivatives contracts between the Group and other Morgan Stanley Group undertakings.

In addition, the management and execution of business strategies on a global basis results in many Morgan Stanley transactions impacting a number of Morgan Stanley Group entities. The Morgan Stanley Group has Global Transfer Pricing Policies in place among the Ultimate Parent and its consolidated subsidiaries to ensure arm's length pricing. These policies are consistent with 2017 OECD transfer pricing guidelines for multinational enterprises and tax administrations. The Firm has also engaged in negotiations of Advanced Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies. Negotiations may result in changes to methodologies or inputs that could have an impact on the Group's revenues in the future.

For the year ended 31 December 2022, a net amount of $1,339 million was transferred to other Morgan Stanley Group undertakings relating to such revenue transfer pricing policies and recognised in the consolidated income statement arising from such policies (2021: net transfer to other Morgan Stanley Group undertakings of $921 million).

Infrastructure Services

The Group receives and incurs management charges to and from other Morgan Stanley Group undertakings for infrastructure services, including the provision of staff and office facilities. Management recharges received and incurred during the year are as follows:

	2022		2021	
in $ millions	Staff costs	Other services	Staff costs	Other services
Amounts recharged from the Group's direct and indirect parent undertakings	6	—	11	—
Amounts recharged from other Morgan Stanley Group undertakings(1)	525	1,523	613	1,396
	531	**1,523**	**624**	**1,396**

(1) Amounts related to Other services include expenses reported as 'Commission and other similar arrangements' of $245 million (2021: $205 million).

APPENDIX TO THE FINANCIAL STATEMENTS
Year ended 31 December 2022

List of subsidiaries, including indirect subsidiaries, as at 31 December 2022 and 31 December 2021:

Name of Company	Address of undertaking's registered office/ principal place of business (2)	Proportion of shares held by the Group (1)(3) 2022	2021	Nature of Business
Morgan Stanley Taiwan Limited	14th & 22nd Floors, Taipei Metro, 207 Tun Hwa South Road, Sec. 2, Taipei, 106, Taiwan	100%	100%	Financial Services
Morgan Stanley Strategic Investments Limited		100%	100%	Financial Services
Morgan Stanley Turnberry Limited		N/A(4)	100%	Holding company
Morgan Stanley Mallard Investments Limited		N/A(4)	100%	Holding company
Morgan Stanley Montgomerie Investments Limited		N/A(4)	100%	Holding company
Morgan Stanley Northcote Investments Limited (In Liquidation 30 December 2020)	25 Farringdon Street, London EC4A 4AB, United Kingdom	N/A(5)	100%	Holding company
Morgan Stanley Silvermere Limited (In Liquidation 30 December 2020)	25 Farringdon Street, London EC4A 4AB, United Kingdom	N/A(5)	100%	Holding company
Morgan Stanley Humboldt Investments Limited		100%	100%	Financial Services
Morgan Stanley Rivelino Investments Limited		N/A(5)	100%	Holding company
Morgan Stanley Havel GmbH	Grosse Gallusstrasse 18, 60312, Frankfurt am Main, Germany	100%	100%	Holding company
Morgan Stanley Langtree Investments B.V.		N/A(4)	100%	Financial Services
Morgan Stanley Equity Investments (UK) Limited	Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	100%	100%	Financial Services
Clearcreek, S.L.U.	Travessera de Gracia, No. 11, 5th floor, 08021, Barcelona, Spain	N/A(6)	100%	Financial Services
Morgan Stanley Millbrae Investments B.V. (3)		N/A(4)	100%	Financial Services
Morgan Stanley Derivative Products (Netherlands) B.V.	Luna Arena, Herikerbergweg 238, 1101 CM, Amsterdam , Netherlands	100%	100%	Financial Services
Morgan Stanley Longcross Limited		100%	100%	Holding company
Morgan Stanley Derivative Products Spain S.L.	Serrano 55, 28006, Madrid, Spain	100%	100%	Financial Services
Morgan Stanley Equity Investments Unlimited Company	Custom House, Plaza Block 6, , International Financial Services Centre, Dublin, DUBLIN 1, Ireland	100%	100%	Holding company
Morgan Stanley Langton Limited		100%	100%	Holding company
Morgan Stanley Equity Finance (Malta) Limited	SmartCity Malta, SCM 01 TMF Group (Malta) 401, Ricasoli, Kalkara SCM 1001, Malta	100%	100%	Financial Services
Morgan Stanley Equity Derivative Services (Luxembourg) S.a r.l	Citco Luxembourg, 20, rue de la Poste, L-2346, Luxembourg	N/A(4)	100%	Financial Services
Morgan Stanley Equity Financing Limited (In Liquidation 30 December 2020)	25 Farringdon Street, London EC4A 4AB, United Kingdom	N/A(5)	100%	Financial Services
Drake II Investments Limited	Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	100%	100%	Financial Services
Morgan Stanley Grund S.a.r.L	46A, Avenue J.F. Kennedy, L-1855, Luxembourg	100%	100%	Financial Services
Morgan Stanley Corporate Holdings Unlimited Company	Custom House, Plaza Block 6, International Financial Services Centre, Dublin, DUBLIN 1, Ireland	100%	100%	Holding company
Morgan Stanley Heythorp Investments Unlimited Company	Custom House, Plaza Block 6, International Financial Services Centre, Dublin, DUBLIN 1, Ireland	100%	100%	Holding company

APPENDIX TO THE FINANCIAL STATEMENTS
Year ended 31 December 2022

Name of Company	Address of undertaking's registered office/ principal place of business [2]	Proportion of shares held by the Group [1][3] 2022	2021	Nature of Business
Morgan Stanley Equity Holding (Netherlands) B.V.	Luna Arena, Herikerbergweg 238, 1101 CM, Amsterdam, Netherlands	100%	100%	Financial Services
Morstan Nominees Limited	25 Cabot Square, Canary Wharf, London, E14 4QA, United Kingdom	100%	100%	Nominee company
Global Equity High Yield Fund B.V.	Coolsingel 63, 7th Floor (Right), 3012 AB, Rotterdam, Netherlands	100%	100%	Financial Services
Morgan Stanley Client Securities Nominees Limited	25 Cabot Square, Canary Wharf, London, E14 4QA, United Kingdom	100%	100%	Nominee company
Morgan Stanley Euro Financing Unlimited Company	Custom House, Plaza Block 6, International Financial Services Centre, Dublin, DUBLIN 1, Ireland	100%	100%	Holding company

(1) The proportion of voting rights held by the Group is the same as the proportion of shares held by the Group unless otherwise stated.
(2) All entities have a registered address of 20 Bank Street, Canary Wharf, London, E14 4AD, United Kingdom, unless otherwise stated.
(3) All shares held in each Company are ordinary shares with the exception of Morgan Stanley Millbrae Investments B.V. where ordinary and preference shares were held.
(4) During 2022, Morgan Stanley Turnberry Limited, Morgan Stanley Mallard Investments Limited, Morgan Stanley Montgomerie Investments Limited, Morgan Stanley Langtree Investments B.V., Morgan Stanley Millbrae Investments B.V. and Morgan Stanley Equity Derivative Services (Luxembourg) S.a r.l were transferred to Morgan Stanley International Holdings Inc.
(5) During 2022, Morgan Stanley Rivelino Investments Limited, Morgan Stanley Northcote Investments Limited, Morgan Stanley Silvermere Limited and Morgan Stanley Equity Financing Limited were dissolved.
(6) During 2022, Clearcreek, S.L.U. was sold.